FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO: 333-144414

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 5 DATED MARCH 25, 2010

TO THE PROSPECTUS DATED APRIL 30, 2009

This document supplements, and should be read in conjunction with, our prospectus dated April 30, 2009, relating to our offering of 375,000,000 shares of common stock, as supplemented by supplement no. 1 dated May 20, 2009, supplement no. 2 dated August 20, 2009, supplement no. 3 dated November 16, 2009, and supplement no. 4 dated February 18, 2010. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offerings;

•	updates regarding risk factors;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 25, 2010; and

•	our audited financial statements as of and for the year ended December 31, 2009 as filed in our Annual Report on Form 10-K, filed on March 25, 2010.

Status of Our Public Offerings

We commenced our initial public offering of 785 million shares of common stock on December 1, 2003, which consisted of a 600 million-share primary offering and a 185 million-share offering under our dividend reinvestment plan. We stopped making offers under the primary offering on November 26, 2005. We raised gross offering proceeds of approximately $2.0 billion from the sale of approximately 197.1 million shares in our initial public offering, including shares sold under the dividend reinvestment plan after the primary offering terminated.

On November 10, 2005, we commenced a follow-on public offering of 300.6 million shares of common stock. Of these shares, we offered 300 million shares in a primary offering and 0.6 million shares under our dividend reinvestment plan. On April 14, 2006, we amended the registration statements for the follow-on public offering and our initial public offering in order to offer in a combined prospectus the 300.6 million shares registered under the follow-on offering and 174.4 million unsold shares related to the dividend reinvestment plan registered under the initial public offering. We stopped making offers under the combined follow-on offering on November 10, 2008. We raised gross offering proceeds of approximately $2.6 billion from the sale of approximately 257.6 million shares in our follow-on public offering.

We began accepting subscriptions in this offering on November 11, 2008. As of March 19, 2010, we had received aggregate gross offering proceeds of approximately $5.4 billion from the sale of approximately 541.5 million shares in our public offerings. After incurring approximately $107.6 million in acquisition fees, approximately $487.7 million in selling commissions and dealer-manager fees, approximately $72.9 million in other organization and offering expenses, and funding common stock redemptions of approximately $333.2 million pursuant to the share redemption program, as of March 19, 2010, we had raised aggregate net offering proceeds available for investment in properties of approximately $4.4 billion, substantially all of which had been invested in real estate properties.

Updates Regarding Risk Factors

Below are updates regarding some of the risks and uncertainties that could cause our actual results to differ materially from those presented in our forward-looking statements. The risks and uncertainties described below should be read together with the risk factors disclosed in our prospectus dated April 30, 2009, as supplemented.

Risks Related to Current Economic Conditions

If we are unable to find suitable investments or pay too much for properties, we may not be able to achieve our investment objectives and the returns on our investments will be lower than they otherwise would be.

We are competing for real estate investments with other REITs, real estate limited partnerships, pension funds and their advisors, bank and insurance company investment accounts, individuals, and other entities. In 2009, real estate market fundamentals underlying the U.S. office markets continued to deteriorate and debt markets continued to be constrained, thus, leading to a transaction volume that was significantly lower in 2009 as compared to earlier years. The shortage of high-quality assets trading has resulted in investors that have built up their cash positions and are ready to invest. The greater the number of entities and resources competing for high-quality office properties, the higher the acquisition prices of these properties will be, which could reduce our profitability and our ability to pay distributions. We cannot be sure that Wells Capital will be successful in obtaining suitable investments on financially attractive terms or that, if Wells Capital makes investments on our behalf, our objectives will be achieved. The more money we raise in our ongoing public offering, the greater our challenge will be to invest all of the net proceeds of that offering on attractive terms. In the event we are unable to timely locate suitable investments, we may be unable or limited in our ability to make distributions to our stockholders.

Current economic conditions may cause the creditworthiness of our tenants to deteriorate and market rental rates to decline.

During 2008 and 2009, current economic conditions have adversely affected the financial condition and liquidity of many businesses. Should such economic conditions continue for a prolonged period of time, our tenants’ ability to honor their contractual obligations may suffer. Further, it may become increasingly difficult to achieve future rental rates comparable to the rental rates of our currently in-place leases as we seek to release space and/or to renew existing leases.

Our operational office and industrial properties were approximately 93.2% leased (office properties were approximately 96.0% leased) at December 31, 2009, and provisions for uncollectible tenant receivables, net of recoveries, were approximately 0.7% of total revenues for the 12 months then ended. As a percentage of 2009 annualized gross base rent, approximately 5% of leases expire in 2010, 9% of leases expire in 2011, and 8% of leases expire in 2012 (see Item 2). No assurances can be given that current economic conditions will not have a material adverse effect on our ability to re-lease space at favorable rates or on our ability to maintain our current occupancy rate and our low provisions for uncollectible tenant receivables.

Current economic conditions may create challenges for us in refinancing our existing debt or in seeking additional third-party loans.

Current economic conditions, including declines in real estate transaction volumes and market values, as well as the constriction of the availability of debt capital, may create near-term challenges for us as we seek to refinance our acquisition line of credit (the “Wachovia Line of Credit”), which matures on May 7, 2010. As of February 28, 2010, the Wachovia Line of Credit had been fully repaid and the maximum capacity of $245 million was available. In the event that economic conditions deteriorate, we may face additional challenges in securing or refinancing other third-party borrowings in the future.

Current economic conditions may cause market rental rates and property values to decline.

Current economic conditions, the availability and cost of credit, turmoil in the mortgage market, and declining real estate markets have contributed to increased volatility, lower real estate values, and diminished expectations for real estate markets and the economy going forward. Many economists are predicting economic conditions in the United States for 2010 to remain relatively weak, along with continued high levels of unemployment and vacancy rates at commercial properties as the “jobless recovery” persists through most of the year. Should such current economic conditions continue for a prolonged period of time, the value of our commercial real estate assets and the market rental rates that we are able to achieve may decline significantly. In the near-term, we believe that we are well-positioned to withstand this downturn due to our minimal exposure to immediate lease rollover, a strong tenant credit base, and low leverage levels relative to our competitors; however, no assurances can be given that current economic conditions and the effects of the credit crisis will not have a material adverse effect on our business, financial condition, and results of operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our accompanying consolidated financial statements and notes thereto. This discussion contains forward-looking statements, which can be identified with the use of forward-looking terminology such as “may,” “will,” “intend,” or similar words. Actual results may differ from those described in forward-looking statements. For a discussion of the factors that could cause actual results to differ from those anticipated see “Risk Factors” in the prospectus.

Overview

We were formed on July 3, 2003 to acquire and operate a diversified portfolio of commercial real estate primarily consisting of high-quality, income-producing office and industrial properties leased to creditworthy entities that are primarily located in major metropolitan areas throughout the United States. We are externally advised and managed by Wells Capital and Wells Management. We have elected to be taxed as a REIT for federal income tax purposes.

During the years ended December 31, 2007, 2008, and 2009, we have continued to receive investor proceeds under our initial public offering and to invest those proceeds in real estate and to repay borrowings. These activities impact fluctuations in the results of our property operations and in interest expense. In addition, as required under GAAP, we began to expense costs incurred in connection with the acquisition of real estate assets effective January 1, 2009; whereas, prior to this date such costs were capitalized and allocated to real estate assets upon acquisition.

General Economic Conditions and Real Estate Market Commentary

Management reviews a number of economic forecasts and market commentaries in order to evaluate general economic conditions and to formulate a view of the current environment’s effect on the real estate markets in which we operate.

As measured by the U.S. gross domestic product (“GDP”), the U.S. economy’s growth increased at an annual rate of 5.9% in the fourth quarter of 2009, according to preliminary estimates. For the full year of 2009, real GDP decreased 2.4% compared with a growth rate of 0.4% in 2008. The decrease in real GDP in 2009 reflected negative contributions from nonresidential fixed investment, private inventory investment, residential fixed investment, and personal consumption expenditures.

Real estate market fundamentals underlying the U.S. office markets continued to deteriorate in 2009, as evidenced by a vacancy rate of 17.0% for the fourth quarter compared to 14.5% vacancy this same time a year ago. There was negative net absorption (addition to vacant space) of 81 million square feet in 2009, in addition to the 42 million square feet of negative absorption in 2008. Average rents have also declined from their peak in the third quarter 2008 of $29.37 to current rates of $27.80, a decline of 5.3%.

Office fundamentals deteriorated in 2009 with rising vacancies, lower rental rates, and negative absorption. Though the recession may have technically ended, the labor markets have yet to stabilize. Until labor markets stabilize and businesses start hiring again, thereby requiring more space, office market fundamentals are expected to remain weak.

Transaction volume was significantly lower in 2009 compared to earlier years. The volume of office properties selling for more than $5 million decreased to $15.5 billion in 2009, a 71% decrease from 2008 numbers and a 93% decrease from the $211 billion recorded in 2007. However, brokers report that the second half of 2009 was more active than the first half, implying that the investment markets could be improving. The anticipation of distressed sales of over leveraged properties in 2009 never fully materialized, as lenders have generally opted to extend or restructure loans to avoid foreclosures.

While the general trend for pricing in 2009 was negative, recent transaction activity suggests that a two-tier market has emerged as reflected by the widening range in cap rates between lower- and higher-quality properties. This disparity in pricing is largely determined by cash flow quality, investor profile, and location of the asset. Properties that are in top-tier markets with creditworthy tenants and a lack of near-term lease rollover are commanding significantly higher prices and lower cap rates than properties without these qualities. Recent pricing spreads in Washington, D.C., and other desirable markets validate this two-tiered market trend with 200-300 basis point spreads between core assets and those with “value-added” or opportunistic characteristics. The shortage of high-quality assets trading has produced high bids from investors that have built up their cash balances and are ready to invest. Additionally, rising delinquencies and looming debt maturities could force distressed sellers to dispose of assets at discounted prices. Cash buyers should be in prime position to capitalize on these distressed situations.

Impact of Economic Conditions on our Portfolio

We believe that the strength of our portfolio positions us favorably compared to many real estate owners during these challenging market conditions. As of December 31, 2009, our portfolio had a debt-to-real-estate asset ratio of approximately 18.5%. We believe that having a lower-than-average borrowing ratio, in comparison to other real estate funds, gives us considerable financial flexibility in distressed times such as these. Further, the majority of our borrowings are in the form of effectively fixed-rate financings, which helps to insulate the portfolio from interest rate risk. Additionally, diversifying our portfolio by tenant, tenant industry, geography, and lease expiration date reduces our exposure to any one market determinant. As of December 31, 2009, our portfolio was 93.2% leased (office properties were approximately 96.0% leased) with approximately 3.8% of the leases expiring by the end of 2010 (see Item 2. Properties). In addition, provisions for uncollectible tenant receivables, net of recoveries, approximated less than 0.7% of total revenues for 2009. Although we believe that our portfolio is well-positioned to weather current market conditions, we are not immune to the adverse effects of a prolonged downturn in the economy, weak real estate fundamentals, or continued disruption in the credit markets. If these conditions persist, it would likely adversely affect the value of our portfolio, our results of operations, and our liquidity.

Liquidity and Capital Resources

Overview

From January 2004 through December 2009, we raised significant funds through the sale of our common stock under our public offerings and have invested the majority of those proceeds to acquire real properties and fund capital improvements. We anticipate receiving additional proceeds from the sale of our common stock under our current public offering and using such proceeds, in combination with debt proceeds, to invest in future acquisitions of real property. To the extent that timing differences arise between the rate at which we raise capital through the sale of our common stock and the rate at which we are able to acquire suitable real estate investment opportunities, we may use equity proceeds to repay amounts outstanding on our line of credit or on other borrowings. We also anticipate receiving proceeds from the sale of our common stock under our dividend reinvestment plan in the future, a portion of which may be used to fund redemptions of our common stock under our SRP in the future. We expect that our primary source of future operating cash flows will be cash generated from the operations of the properties currently in our portfolio and those to be acquired in the future. The amount of future distributions to be paid to our stockholders will be largely dependent upon the amount of cash generated from our operating activities, how quickly we are able to invest proceeds from the sale of our common stock in quality income-producing assets, our expectations of future cash flows, and our determination of near-term cash needs for capital improvements, tenant re-leasing, redemptions of our common stock, and debt repayments.

Timing differences arise between acquiring properties and raising capital and between making operating payments and collecting operating receipts. Accordingly, we may periodically be required to borrow funds on a short-term basis to meet our distribution payment schedule. Our primary focus, however, is to continue to maintain the quality of our portfolio. Thus, we may opt to lower the distribution rate rather than compromise that quality or accumulate significant borrowings to meet a distribution level higher than operating cash flow would support. We continue to carefully monitor our cash flows and market conditions and their impact on our earnings and future distribution projections.

Short-Term Liquidity and Capital Resources

During 2009, we generated net cash flows from operating activities of approximately $248.5 million, which is primarily composed of receipts for rental payments, tenant reimbursements, hotel room fees, deferred income and interest, and other income, partially offset by payments for operating costs, interest expense, asset and property management fees, general and administrative expenses, and acquisition fees and expenses. Along with cash on hand, net cash flows from operating activities were used to fund distributions to stockholders of approximately $279.3 million during 2009. We expect that the majority of our future net cash flow from operating activities will be used to fund distributions to stockholders as well. Please refer to the “Distributions” below for additional information regarding the sources of cash used to fund future distributions to stockholders.

During 2009, we generated net proceeds from the sale of common stock under our ongoing third public offering, net of commissions, dealer-manager fees, and acquisition fees, offering cost reimbursements and share redemptions, of $517.1 million, the majority of which was used (i) to fund investments in new properties of $124.2 million and (ii) to increase our equity position in existing real estate investments by repaying net outstanding borrowings of $335.5 million. As of December 31, 2009, we held cash and cash equivalents of $102.7 million and we had no amounts outstanding under our Wachovia Line of Credit. We are actively pursuing real estate investment opportunities. We intend to continue to generate capital from the sale of common stock under our public offering and to use such offering proceeds, along with cash on hand and borrowings on our line of credit or from new mortgages, to fund future real estate investments.

As of February 28, 2010, the Wachovia Line of Credit had been fully repaid and had available borrowing capacity of $245 million. The Wachovia Line of Credit matures on May 7, 2010. Negotiations for a replacement line of credit are currently under way with our prospective lenders. We believe that we will be able to secure a replacement line of credit with capacity adequate to meet our scheduled purchase and debt obligations at current-market terms. However, we acknowledge that the U.S. credit markets remain uncertain and, as such, we can make no assurances that a replacement line of credit will be executed at terms favorable or desirable to us. In the event that our capital needs to fund future real estate acquisition opportunities exceed the net equity proceeds available for investment, plus the maximum borrowing capacity allowed under a replacement line of credit, we would explore other sources of capital, including but not limited to, property-specific mortgage loans.

On November 30, 2009, our board of directors declared a daily distribution for stockholders of record from December 16, 2009 through March 15, 2010 in an amount equal to an annualized distribution of $0.60 per share, which is consistent with the rate of distributions declared for each quarter of 2009 on a per-share basis. Such distribution was paid in March 2010.

On May 7, 2009, we entered into an amended and restated credit agreement with a syndicate of banks led by Wachovia Bank, National Association (“Wachovia”), which amended the terms of its prior credit agreement, to, among other things, extend the maturity and reduce the total commitments to $245.0 million (the “Wachovia Line of Credit”). The Wachovia Line of Credit matures on May 7, 2010, and bears interest at a floating rate based on, at the option of Wells OP II, the London Interbank Offered Rate (“LIBOR”) for 7- or 30-day periods, which is subject to a 2.00% floor, plus an applicable margin ranging from 3.00% to 3.75% (the “LIBOR Indexed Rate”) or at the floating base rate, plus an applicable margin ranging from 2.00% to 2.75% (the “Base Indexed Rate”). The base rate for any day is the greatest of the lenders’ prime rate, as defined, for such day, the federal funds rate for such day plus 0.50%, and the one-month adjusted eurodollar rate, which is also subject to a 2.00% floor, for such day plus 1.00%. The margin component of the LIBOR Indexed Rate and the Base Indexed Rate is based on the ratio of Wells OP II’s debt to total asset value, as defined. At December 31, 2009, Wells OP II had no amounts outstanding under the Wachovia Line of Credit. The interest rate as of December 31, 2008, was 1.22% per annum. Under the amended and restated Wachovia Line of Credit, accrued interest is payable in arrears on the first day of each calendar month. Wells OP II is required to repay all outstanding principal balances and accrued interest on May 7, 2010. Wells OP II may repay the Wachovia Line of Credit at any time without premium or penalty; however, fees are incurred at a rate of 0.35% of the unused available capacity for the entire time the credit agreement is in effect.

The amended and restated Wachovia Line of Credit contains, among others, the following restrictive covenants:

•	limits the ratio of debt to total asset value, as defined, to 50% or less at all times;

•	limits the ratio of secured debt to total asset value, as defined, to 40% or less at all times;

•	limits the ratio of unencumbered asset value, as defined, to total unsecured debt to be greater than 2:1 at all times;

•	requires maintenance of certain interest and fixed-charge coverage ratios;

•	limits the ratio of secured recourse debt to total asset value, as defined, to 10% or less at all times;

•	limits the amount of the floating rate debt, as defined, to 20% of our total asset value, as defined;

•	requires maintenance of certain minimum tangible net worth; and

•	limits investments that fall outside of our core investments of improved office and industrial properties located in the United States.

Our charter prohibits us from incurring debt that would cause our borrowings to exceed 50% of our assets (valued at cost before depreciation and other noncash reserves) unless a majority of the members of the conflict committee of our board of directors approves the borrowing. Our charter also requires that we disclose the justification of any borrowings in excess of the 50% debt-to-real estate asset guideline.

Long-term Liquidity and Capital Resources

We expect that our primary sources of capital over the long term will include proceeds from the sale of our common stock, proceeds from secured or unsecured borrowings from third-party lenders, and net cash flows from operations. As of February 28, 2010, approximately 235.6 million shares remain available for sale, with discounts available to certain categories of purchasers, under our ongoing third public offering, which will expire upon the earlier of the sale of all 300.0 million shares or October 1, 2010, unless extended by our Board of Directors. As of February 28, 2010, approximately 54.9 million additional shares remain available for sale under our dividend reinvestment plan at a purchase price equal to the higher of $9.55 per share or 95% of the estimated value of a share of our common stock. We expect that our primary uses of capital will be for property acquisitions, either directly or through investments in joint ventures, tenant improvements, offering-related costs, operating expenses, interest expense, and distributions. Over the next five years, we anticipate funding capital expenditures necessary for our properties, including building improvements, tenant improvements, and leasing commissions, of approximately $306 million, exclusive of costs of properties under development.

In determining how and when to allocate cash resources, we initially consider the source of the cash. We expect that substantially all future net operating cash flows will be used to pay distributions. However, we may temporarily use other sources of cash, such as short-term borrowings, to fund distributions from time to time (see “Liquidity and Capital Resources – Overview” above). We expect to use substantially all net cash flows generated from raising equity or debt financing to fund acquisitions, capital expenditures, the repayment of outstanding borrowings, and the redemption of shares under the SRP. If sufficient equity or debt capital is not available, our future investments in real estate will be lower.

To the extent that future cash flows provided by operations are lower due to lower returns on properties, future distributions paid may be lower as well. Cash flow from operations will depend significantly on the level of market rents and our tenants’ ability to make rental payments in the future. We believe that the diversity and creditworthiness of our tenant base helps to mitigate the risk of a tenant defaulting on a lease. However, general economic downturns, downturns in one or more of our core markets, or downturns in the particular industries in which our tenants operate could adversely impact the ability of our tenants to make lease payments and our ability to re-lease space on favorable terms when leases expire. In the event of any of these situations, our cash flow and consequently our ability to meet capital needs, could adversely affect our ability to pay distributions in the future.

Contractual Obligations and Commitments

As of December 31, 2009, our contractual obligations are as follows (in thousands):

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Outstanding debt obligations(1)	$946,936	$134,906	$153,572	$127,276	$531,182
Interest obligations under debt	296,396	52,220	89,284	76,744	78,148
Capital lease obligations(2)	664,000	—	78,000	466,000	120,000
Purchase obligations(3)	21,091	21,091	—	—	—
Operating lease obligations	228,639	2,468	4,980	5,114	216,077

Total	$2,157,062	$210,685	$325,836	$675,134	$945,407

(1)	Amounts include principal payments only. We made interest payments, including amounts capitalized, of approximately $44.7 million during the year ended December 31, 2009.
(2)

Amount includes principal payments only. We made interest payments of approximately $41.1 million during the year ended December 31, 2009, all of which was funded with interest income earned on corresponding investments in development authority bonds (see Note 2 to the accompanying consolidated financial statements).

(3)

Represents purchase commitments for Cranberry Woods Drive Phase II, of which approximately $13.5 million relates to construction cost overruns that are reimbursable from the tenant prior to completion.

Results of Operations

Overview

Our results of operations are not necessarily indicative of those expected in future periods as a result of current-period and anticipated future acquisitions of real estate assets. Please refer to Item 6. Selected Financial Data for annual amounts invested in real estate for each period presented.

Comparison of the year ended December 31, 2008 vs. the year ended December 31, 2009

Rental income increased from $405.5 million for 2008 to $430.8 million for 2009, primarily due to the full-year impact of properties acquired in 2008 and the partial-year impact of properties acquired in 2009. Absent changes to the leases currently in place at our properties and future real estate acquisitions, rental income is expected to remain relatively consistent in future periods as compared to historical periods.

Tenant reimbursements remained relatively flat at $105.2 million for 2008 compared to $104.0 million for 2009. Absent changes to the leases currently in place at our properties and future acquisitions, future tenant reimbursements fluctuations are generally expected to correspond with future property operating cost fluctuations.

Other property income increased from $2.3 million for 2008 to $14.8 million for 2009, primarily due to $12.0 million earned under a perpetual easement contract with the developer of a building that is adjacent to the 5 Houston Center building. The construction of the easement was completed in the fourth quarter of 2009. Other property income also includes fees earned in connection with lease restructurings. Future other property income is expected to primarily relate to future lease restructuring activities.

Property operating costs increased from $164.6 million for 2008 to $170.2 million for 2009, primarily due to the expiration of property tax abatements for the Key Center Complex assumed at acquisition effective January 1, 2009, and growth of the portfolio. Exclusive of the effect of future real estate acquisitions, future property operating costs are expected to remain at a level similar to current property operating costs.

Asset and property management fees decreased slightly from $38.7 million for 2008 to $37.7 million 2009, primarily due to a reduction in the rate of asset management fees effective October 2008, partially offset by growth in the portfolio. Exclusive of the effect of future real estate acquisitions, future asset and property management fees are expected to remain at a level similar to current asset and property management fees. See Note 9 to our accompanying consolidated financial statements.

Depreciation increased from $79.4 million for 2008 to $96.4 million for 2009, primarily due to the full-year impact of properties acquired in 2008, the partial-year impact of properties acquired in 2009, and the impact of capital improvements across our portfolio. Excluding the impact of future property acquisitions and changes to the leases currently in place at our properties, depreciation is expected to continue to increase in future periods, as compared to historical periods, due to ongoing capital improvements to our properties.

Amortization decreased from $135.7 million for 2008 to $120.9 million for 2009, primarily due to write-offs of unamortized lease-specific assets related to lease modifications and lease terminations in the fourth quarter of 2008. Excluding the impact of future property acquisitions and changes to the leases currently in place at our properties, we expect future amortization to remain at a level similar to current amortization.

General and administrative expenses increased from $23.9 million for 2008 to $31.7 million for 2009, primarily due to costs incurred in connection with a prospective acquisition that did not close and bad debt expense incurred in connection with reserving tenant receivables that are currently in dispute and being actively pursued for collection. Exclusive of the impact of the aforementioned items, future general and administrative expenses are expected to remain at a level comparable to current general and administrative expenses.

Interest expense increased from $79.6 million for 2008 to $91.0 million for 2009, primarily due to incurring interest for a full year on capital leases assumed in connection with properties acquired in the second and third quarters of 2008, which is entirely offset by interest income earned on corresponding investments in development authority bonds (see Note 2 to the accompanying consolidated financial statements). This increase is partially offset by lower interest expense due to lower weighted-average outstanding balances on the Wachovia Line of Credit.

Interest and other income increased from $26.5 million for 2008 to $41.1 million for 2009, primarily due to interest earned on investments in development authority bonds assumed in connection with properties acquired in the second and third quarters of 2008, which is entirely offset by interest expense incurred on corresponding capital leases. Absent interest income earned on investments in development authority bonds, future levels of interest income will vary, primarily based on differences in the pace at which capital is raised in our public offerings and the pace at which such capital is invested in real estate assets or used to repay borrowings.

We recognized a gain on interest rate swaps that do not qualify for hedge accounting treatment of $14.1 million for 2009, compared to a loss of $40.8 million for 2008, primarily due to a market value adjustment to the interest rate swap agreements on the 222 E. 41st Street Building loan and the Three Glenlake Building loan. We anticipate that future gains and losses on our interest rate swaps that do not qualify for hedge accounting treatment will fluctuate primarily due to changes in the estimated fair values of our interest rate swaps relative to then-current market conditions. Market value adjustments to swaps that qualify for hedge accounting treatment are recorded directly to equity, and therefore, do not impact net income (loss).

We recognized a loss on foreign currency exchange contract of $0.6 million for 2009, compared to $7.2 million for 2008. The 2009 activity is primarily due to the slight strengthening of the U.S. dollar compared to the Russian rouble during the first quarter of 2009. On April 1, 2009, we settled this foreign currency exchange contract by making an $8.2 million termination payment, which was materially offset by savings in the amount of U.S. dollars needed to satisfy the Russian rouble-based purchase agreement to acquire the Dvintsev Business Center – Tower B on May 29, 2009.

In 2008 we recognized a gain on early extinguishment of debt of $3.0 million in connection with accepting an offer from the lender to prepay the Key Center Complex mortgage notes for $11.5 million in the second quarter of 2008. The net book value of the mortgage notes was $14.5 million, thereby resulting in a gain on early extinguishment of debt of $3.0 million.

Our net income attributable to common stockholders was $40.6 million, or $0.09 per share, for 2009, compared to net loss attributable to common stockholders of $22.7 million, or $(0.06) per share, for 2008. This fluctuation is primarily attributable to recognizing a $14.1 million gain on interest rate swaps for 2009, as compared to a $40.8 million loss on interest rate swaps for 2008, as well as recognizing a $0.6 million loss on foreign currency exchange contract for 2009, as compared to a $7.2 million loss on foreign currency exchange contract for 2008. Absent the impact of future acquisitions and future fluctuations in the value of our interest rate swaps that do not qualify for hedge accounting treatment, we expect future net income to remain at similar levels in the near term. Should the decline in the U.S. real estate markets continue for a prolonged period of time, the creditworthiness of our tenants and our ability to achieve market rents comparable to the leases currently in-place at our properties may suffer and could lead to a decline in net income over the long term.

Comparison of the year ended December 31, 2007 vs. the year ended December 31, 2008

Rental income increased from $322.5 million for 2007 to $405.5 million for 2008, primarily due to the growth of the portfolio. Rental income is expected to continue to increase in future periods, as compared to historical periods, as a result of owning recently acquired properties for an entire period and future acquisitions of real estate assets.

Tenant reimbursements increased from $83.9 million for 2007 to $105.2 million for 2008, primarily due to the growth of the portfolio and higher after-hours energy usage due from tenants. Tenant reimbursements are expected to continue to increase in future periods, as compared to historical periods, as a result of owning recently acquired properties for an entire period and future acquisitions of real estate assets.

Other property income decreased from $2.8 million for 2007 to $2.3 million for 2008, primarily as a result of lower lease termination income for 2008 as compared to 2007. Unlike the majority of rental income, which is recognized ratably over long-term contracts, fees earned in connection with lease restructurings are recognized once we have completed our obligation to provide space to the tenant. Future levels of other property income are primarily dependent on future lease restructuring activities.

Property operating costs increased from $137.4 million for 2007 to $164.6 million for 2008, primarily due to the growth of the portfolio and higher after-hours energy usage. The energy usage is reimbursable by tenants under the lease terms. Property operating costs are expected to continue to increase in future periods, as compared to historical periods, due to owning recently acquired properties for an entire period and future acquisitions of real estate assets.

Asset and property management fees increased from $32.9 million for 2007 to $38.7 million 2008, primarily due to the growth of the portfolio. The rate at which we incur asset management fees as a percentage of the cost of properties is expected to decrease in future periods based on the terms of the revised asset management agreement (See Note 9 to our accompanying consolidated financial statements).

Depreciation increased from $61.3 million for 2007 to $79.4 million for 2008, primarily due to the growth of the portfolio. Depreciation is expected to continue to increase in future periods, as compared to historical periods, due to owning the recently acquired properties for an entire period and future acquisitions of real estate assets.

Amortization increased from $115.5 million for 2007 to $135.7 million for 2008, primarily due to the growth of the portfolio and recognizing write-offs of unamortized lease-specific assets related to lease modifications and/or lease terminations. Exclusive of the aforementioned write-offs, amortization is expected to increase in future periods, as compared to historical periods, due to owning the recently acquired properties for an entire year and future acquisitions of real estate assets.

General and administrative expenses increased from $18.6 million for 2007 to $23.9 million for 2008, primarily due to the increase in the size of our portfolio of real estate assets. General and administrative expenses are expected to increase in future periods due to future acquisitions of real estate assets.

Interest expense increased from $50.0 million for 2007 to $79.6 million for 2008, primarily due to incurring $19.8 million on obligations under capital leases assumed in connection with 2008 acquisitions, which is entirely offset by interest income earned on investments in corresponding development authority bonds (see Note 2 to the accompanying consolidated financial statements). The remaining increase is due to new borrowings and an increase in the average balance outstanding on the Wachovia Line of Credit during 2008.

Interest and other income increased from $9.0 million for 2007 to $26.5 million for 2008, primarily due to $19.8 million earned on investments in development authority bonds related to 2008 acquisitions, which is entirely offset by interest expense incurred on corresponding obligations under capital leases. The increase in interest and other income from investments in development bonds is offset by a decrease in interest earned on cash balances due to declining average deposit rates during 2007 and 2008. Future levels of interest income will vary, primarily based on differences in the pace at which capital is raised in our public offerings and the pace at which such capital is invested in real estate assets or used to repay borrowings.

We recognized a loss on interest rate swaps that do not qualify for hedge accounting treatment of $40.8 million for 2008, compared to a loss of $12.2 million for 2007, primarily due to a market value adjustment to the interest rate swap agreements on the Three Glenlake Building loan acquired in July 2008 and the 222 E. 41st Street Building loan, prompted by declines in market interest rates occurring in 2008 and a continued negative economic outlook. We anticipate that future gains and losses on our interest rate swaps that do not qualify for hedge accounting treatment will fluctuate primarily as a result of additional changes in market interest rates and changes in the economic outlook for future market rates. Market value adjustments to swaps that qualify for hedge accounting treatment do not impact net income (loss).

Loss on foreign currency exchange contract increased from $0.5 million for 2007 to $7.2 million for 2008 primarily due to the strengthening of the U.S. dollar compared to the Russian rouble during 2008. In 2009, we expect to settle the foreign currency exchange contract by making a termination payment to the counterparty in an amount approximating the cumulative losses recognized on the contract to date and to benefit from a reduction in the amount of U.S. dollars needed to satisfy a portion of the Russian rouble-based contract to acquire Dvintsev Business Center – Tower B in an amount materially equal to this termination payment. Thus, as further described in Note 5 to our accompanying consolidated financial statements, the foreign currency exchange contract hedges our exposure to fluctuations in the U.S. dollar-Russian rouble exchange rate by effectively fixing a portion of Russian rouble-based purchase price for the Dvintsev Business Center – Tower B at a rate of $0.04 per Russian rouble for 802.4 million roubles (or $32.1 million).

We recognized a gain on early extinguishment of debt of $3.0 million in connection with accepting an offer from the lender to prepay the Key Center Complex mortgage notes for $11.5 million in the second quarter of 2008. The net book value of the mortgage notes was $14.5 million, resulting in a gain on early extinguishment of debt of $3.0 million.

Our net loss and net loss per share increased from $4.7 million and $0.01, respectively, for 2007 to $22.7 million and $0.06, respectively, for 2008. These increases are primarily attributable to increases in loss on interest rate swaps that do not qualify for hedge accounting treatment and interest expense as further described above. Absent additional fluctuations in the value of our interest rate swaps that do not qualify for hedge accounting treatment, we expect future earnings to increase as a result of current and future real estate acquisitions, and expect future net income per share to fluctuate, primarily based on the level of proceeds raised in our ongoing public offering and the rate at which we are able to invest such proceeds in income-generating real estate assets.

Distributions

The amount of distributions that we pay to our common stockholders is determined by our board of directors and is dependent upon a number of factors, including the funds available for distribution to common stockholders, our financial condition, our capital expenditure requirements, our expectations of future sources of liquidity and the annual distribution requirements necessary to maintain our status as a REIT under the Code.

When evaluating the amount of cash available to fund distributions to stockholders, we consider net cash provided by operating activities (as presented in the accompanying GAAP-basis consolidated statements of cash flows). We also consider certain costs that were incurred for the purpose of generating future earnings and appreciation in value over the long term, including acquisition-related costs. As required by GAAP, effective January 1, 2009, we began to expense all acquisition-related costs as incurred. As provided in the prospectuses for our public offerings, acquisition-related costs have been and will continue to be funded with cash generated from the sale of common stock in our public offering and, therefore, will not be funded with cash generated from operations.

Acquisition-related costs include acquisition fees payable to our advisor (see Note 9 to our accompanying consolidated financial statements), customary third-party costs, such as legal fees and expenses, costs of appraisals, accounting fees and expenses, title insurance premiums and other closing costs, and other miscellaneous costs directly related to our investments in real estate, such as the payment made to settle a foreign currency exchange contract related to our acquisition of an office property in Moscow, Russia. During 2009, we paid acquisition-related costs of $27.4 million.

During 2009, we paid total distributions to common stockholders, including amounts reinvested in our common stock, of $279.3 million. During this period, we generated net cash from operating activities of $248.5 million, which has been reduced for acquisition-related costs of $27.4 million that were funded with cash generated from the sale of common stock under our public offerings. The remaining $3.4 million of distributions paid to common stockholders in 2009 was funded with cumulative operating cash flows generated in prior periods.

On March 1, 2010, our board of directors declared distributions for stockholders of record from March 16, 2010 through June 15, 2010, in an amount equal to an annualized distribution of $0.60 per share, which is consistent with the prior periods presented in this report on a per-share basis. We expect that the cash distributions paid to stockholders, net of dividends reinvested, will be entirely funded from net cash generated by operating activities for this period. We expect to pay this distribution in June 2010.

The recent deterioration in real estate market fundamentals has led to higher vacancy rates and put pressure on the level of market rents achievable in the office sector. In addition to these factors, limitations in the debt markets have contributed to record-thin trading volumes and, thus, have precipitated strong demand and premium prices for high-quality real estate assets. As a result, we may experience challenges in locating properties that meet our investment objectives at prices that would generate the same level of return that our portfolio has generated in the past. While stockholder distributions have, to date, been funded with current-period or prior-period accumulated operating cash flows (adjusted for certain acquisition-related costs) and the operational cash flows from our existing properties remain strong, our ability to fund stockholder distributions with current cash flows has been eroded by the real estate market challenges described above. Should such conditions continue, our board of directors may elect to lower the stockholder distribution rate rather than to risk compromising the quality of our portfolio, or accumulate significant borrowings. We will continue to carefully monitor our cash flows and market conditions and their impact on our earnings and future distribution projections.

Portfolio Information

As of December 31, 2009, we owned interests in 65 office properties, one industrial building, and one hotel, located in 23 states and the District of Columbia. Sixty-three of these properties are wholly owned and four are owned through consolidated joint ventures. As of December 31, 2009, our office and industrial properties were approximately 93.2% leased (office properties were approximately 96.0% leased), with an average lease term remaining of approximately 6.9 years.

As of December 31, 2009, our five highest geographic concentrations were as follows:

Location	2009 Annualized Gross Base Rents (in thousands)	Rentable Square Feet (in thousands)	Percentage of 2009 Annualized Gross Base Rents
Atlanta	$64,875	4,110	16%
Northern New Jersey	43,655	2,442	11%
Cleveland	30,931	1,323	8%
Baltimore	26,139	1,216	7%
San Francisco	23,630	451	6%

	$189,230	9,542	48%

As of December 31, 2009, our five highest tenant industry concentrations were as follows:

Industry	2009 Annualized Gross Base Rents (in thousands)	Rentable Square Feet (in thousands)	Percentage of 2009 Annualized Gross Base Rents
Communication	$59,717	3,196	15%
Legal Services	57,913	1,467	14%
Depository Institutions	46,707	1,879	12%
Business Services	24,698	1,062	6%
Engineering & Management	21,299	1,035	5%

	$210,334	8,639	52%

As of December 31, 2009, our five highest tenant concentrations were as follows:

Tenant	2009 Annualized Gross Base Rents (in thousands)	Percentage of 2009 Annualized Gross Base Rents
AT&T	$48,036	12%
Jones Day	19,182	5%
Key Bank	17,165	4%
Northrop Grumman	14,973	4%
Pershing	13,372	3%

	$112,728	28%

Election as a REIT

We have elected to be taxed as a REIT under the Code, and have operated as such beginning with our taxable year ended December 31, 2003. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our adjusted taxable income, as defined in the Code, to our stockholders, computed without regard to the dividends-paid deduction and by excluding our net capital gain. As a REIT, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income for that year and for the four years following the year during which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to our stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes.

Wells TRS II, LLC (“Wells TRS”) is a wholly owned subsidiary of Wells REIT II that is organized as a Delaware limited liability company and includes the operations of, among other things, a full-service hotel. We have elected to treat Wells TRS as a taxable REIT subsidiary. We may perform additional, noncustomary services for tenants of buildings that we own through Wells TRS, including any real estate or non real-estate related services; however, any earnings related to such services are subject to federal and state income taxes. In addition, for us to continue to qualify as a REIT, we must limit our investments in taxable REIT subsidiaries to 25% of the value of our total assets. Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at the enacted rates expected to be in effect when the temporary differences reverse.

No provision for federal income taxes has been made in our accompanying consolidated financial statements, other than the provision relating to Wells TRS, as we made distributions in excess of taxable income for the periods presented. We are subject to certain state and local taxes related to property operations in certain locations, which have been provided for in our accompanying consolidated financial statements.

Inflation

We are exposed to inflation risk, as income from long-term leases is the primary source of our cash flows from operations. There are provisions in the majority of our tenant leases that are intended to protect us from, and mitigate the risk of, the impact of inflation. These provisions include rent steps, reimbursement billings for operating expense pass-through charges, real estate tax and insurance reimbursements on a per-square-foot basis, or in some cases, annual reimbursement of operating expenses above a certain per-square-foot allowance. However, due to the long-term nature of the leases, the leases may not reset frequently enough to fully cover inflation.

Application of Critical Accounting Policies

Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.

The critical accounting policies outlined below have been discussed with members of the audit committee of the board of directors.

Investment in Real Estate Assets

We are required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives. These assessments have a direct impact on net income. The estimated useful lives of our assets by class are as follows:

Buildings	40 years
Building improvements	5-25 years
Site improvements	10 years
Tenant improvements	Shorter of economic life or lease term
Intangible lease assets	Lease term

Evaluating the Recoverability of Real Estate Assets

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of the real estate and related intangible assets of both operating properties and properties under construction, in which we have an ownership interest, either directly or through investments in joint ventures, may not be recoverable. When indicators of potential impairment are present that suggest that the carrying amounts of real estate assets and related intangible assets may not be recoverable, we assess the recoverability of these assets by determining whether the respective carrying values will be recovered through the estimated undiscounted future operating cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying values, we adjust the carrying value of the real estate assets and related intangible assets to the estimated fair values, pursuant to the property, plant, and equipment accounting standard for the impairment or disposal of long-lived assets, and recognize an impairment loss. Estimated fair values are calculated based on the following information, in order of preference, depending upon availability: (i) recently quoted market price(s) for the subject property, or highly comparable properties, under sufficiently active and normal market conditions, or (ii) the present value of future cash flows, including estimated residual value. We have determined that there has been no impairment in the carrying value of our real estate assets and related intangible assets to date.

Projections of expected future operating cash flows require that we estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, the number of months it takes to re-lease the property, and the number of years the property is held for investment, among other factors. The subjectivity of assumptions used in the future cash flow analysis, including discount rates, could result in an incorrect assessment of the property’s fair value and could result in the misstatement of the carrying value of our real estate assets and related intangible assets and net income (loss).

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, we allocate the purchase price of properties to tangible assets, consisting of land and building, site improvements, and identified intangible assets and liabilities, including the value in-place leases, based in each case on our estimate of their fair values.

The fair values of the tangible assets of an acquired property (which includes land and building) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and building based on our determination of the relative fair value of these assets. We determine the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors we consider in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, we include real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market demand.

Intangible Assets and Liabilities Arising from In-Place Leases Where We Are the Lessor

As further described below, in-place leases where we are the lessor may have values related to: direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease, tenant relationships, and effective contractual rental rates that are above or below market rates:

•

Direct costs associated with obtaining a new tenant, including commissions, tenant improvements and other direct costs, are estimated based on management’s consideration of current market costs to execute a similar lease. Such direct costs are included in intangible lease origination costs in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•

The value of opportunity costs associated with lost rentals avoided by acquiring an in-place lease is calculated based on the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. Such opportunity costs are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•

The value of tenant relationships is calculated based on expected renewal of a lease or the likelihood of obtaining a particular tenant for other locations. Values associated with tenant relationships are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•

The value of effective rental rates of in-place leases that are above or below the market rates of comparable leases is calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be received pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market lease values are recorded as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases.

Evaluating the Recoverability of Intangible Assets and Liabilities

The values of intangible lease assets and liabilities are determined based on assumptions made at the time of acquisition and have defined useful lives, which correspond with the lease terms. There may be instances in which intangible lease assets and liabilities become impaired and we are required to expense the remaining asset or liability immediately or over a shorter period of time. Lease restructurings, including, but not limited to, lease terminations and lease extensions, may impact the value and useful life of in-place leases. In-place leases that are terminated, partially terminated, or modified will be evaluated for impairment if the original in-place lease terms have been modified. In the event that the discounted cash flows of the original in-place lease stream do not exceed the discounted modified in-place lease stream, we adjust the carrying value of the intangible lease assets to the discounted cash flows and recognize an impairment loss. For in-place lease extensions that are executed more than one year prior to the original in-place lease expiration date, the useful life of the in-place lease will be extended over the new lease term with the exception of those in-place lease components, such as lease commissions and tenant allowances, which have been renegotiated for the extended term. Renegotiated in-place lease components, such as lease commissions and tenant allowances, will be amortized over the shorter of the useful life of the asset or the new lease term.

Intangible Assets and Liabilities Arising from In-Place Leases Where We Are the Lessee

In-place ground leases where we are the lessee may have value associated with effective contractual rental rates that are above or below market rates. Such values are calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place lease and (ii) management’s estimate of fair market lease rates for the corresponding in-place lease, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market in-place lease values are recorded as intangible lease liabilities or assets and amortized as an adjustment to property operating cost over the remaining term of the respective leases.

Related-Party Transactions and Agreements

We have entered into agreements with our advisor, Wells Capital, and its affiliates, whereby we pay certain fees and reimbursements to Wells Capital or its affiliates, for acquisition fees, commissions, dealer-manager fees, asset and property management fees, construction fees, reimbursement of other offering costs, and reimbursement of operating costs. See Note 9 to our accompanying consolidated financial statements included herein for a discussion of the various related-party transactions, agreements, and fees.

Commitments and Contingencies

We are subject to certain commitments and contingencies with regard to certain transactions. Refer to Note 5 of our accompanying consolidated financial statements for further explanation. Examples of such commitments and contingencies include:

•	property under construction;

•	properties under contract;

•	obligations under operating leases;

•	obligations under capital leases;

•	commitments under existing lease agreements; and

•	litigation.

Subsequent Events

Sale of Shares of Common Stock

From January 1, 2010 through February 28, 2010, we raised approximately $68.5 million through the issuance of approximately 6.8 million shares of our common stock under our ongoing third public offering. As of February 28, 2010, approximately 235.6 million shares remained available for sale to the public under our third public offering, exclusive of shares available under our dividend reinvestment plan.

Declaration of Distributions

On March 1, 2010, our board of directors declared distributions for the second quarter of 2010 in an amount equal to an annualized distribution of $0.60 per share to be paid in June 2010. Such quarterly distributions are payable to the stockholders of record at the close of business on each day during the period from March 16, 2010 through June 15, 2010.

Property Under Contract

On February 12, 2010 we entered into an agreement to purchase two three-story office buildings containing approximately 490,000 rentable square feet located in Littleton, Massachusetts for approximately $88.5 million, exclusive of closing costs, plus an obligation to fund tenant improvements of $5.5 million. In connection with the execution of the agreement, we paid a deposit of $1.0 million to an escrow agent, which will be applied to the purchase price at closing.

Experts

The consolidated balance sheets and schedule of Wells Real Estate Investment Trust II, Inc. and subsidiaries as of December 31, 2009, and 2008, and the related consolidated statements of operations, equity, and cash flows for the years then ended, appearing in this Prospectus have been audited by Deloitte & Touche, LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Wells Real Estate Investment Trust II, Inc.:

We have audited the accompanying consolidated balance sheets of Wells Real Estate Investment Trust II, Inc. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, equity, and cash flows for the years then ended. Our audits also included the financial statement schedules listed in the Index at Item 15(a). These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Wells Real Estate Investment Trust II, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, on January 1, 2009, the Company prospectively changed its method of accounting for business combinations and associated acquisition costs.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
March 24, 2010

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except for share and per-share data)

	December 31,
	2009	2008
Assets:
Real estate assets, at cost:
Land	$553,515	$552,698
Buildings and improvements, less accumulated depreciation of $314,348 and $218,866 as of December 31, 2009 and 2008, respectively	2,991,502	2,921,441
Intangible lease assets, less accumulated amortization of $320,733 and $249,079 as of December 31, 2009 and 2008, respectively	500,493	585,289
Construction in progress	87,073	97,764

Total real estate assets	4,132,583	4,157,192

Cash and cash equivalents	102,725	86,334
Tenant receivables, net of allowance for doubtful accounts of $4,117 and $506 as of December 31, 2009 and 2008, respectively	97,679	89,233
Prepaid expenses and other assets	23,468	73,727
Deferred financing costs, less accumulated amortization of $4,181 and $2,023 as of December 31, 2009 and 2008, respectively	6,300	5,019
Intangible lease origination costs, less accumulated amortization of $184,977 and $138,904 as of December 31, 2009 and 2008, respectively	304,590	356,345
Deferred lease costs, less accumulated amortization of $11,072 and $6,091 as of December 31, 2009 and 2008, respectively	42,719	42,924
Investments in development authority bonds	664,000	664,000

Total assets	$5,374,064	$5,474,774

Liabilities:
Lines of credit and notes payable	$946,936	$1,268,522
Accounts payable, accrued expenses, and accrued capital expenditures	89,312	130,299
Due to affiliates	5,996	9,670
Distributions payable	13,096	11,559
Deferred income	23,990	31,028
Intangible lease liabilities, less accumulated amortization of $48,552 and $34,778 as of December 31, 2009 and 2008, respectively	101,529	116,145
Obligations under capital leases	664,000	664,000

Total liabilities	1,844,859	2,231,223

Commitments and Contingencies	—	—

Redeemable Common Stock	805,844	661,340

Stockholders’ Equity:
Common stock, $0.01 par value; 900,000,000 shares authorized; 499,895,448 and 442,009,370 shares issued and outstanding as of December 31, 2009 and 2008, respectively	4,999	4,420
Additional paid-in capital	4,461,980	3,943,266
Cumulative distributions in excess of earnings	(935,019)	(694,751)
Redeemable common stock	(805,844)	(661,340)
Other comprehensive loss	(8,029)	(14,812)

Total Wells Real Estate Investment Trust II, Inc. stockholders’ equity	2,718,087	2,576,783
Nonredeemable noncontrolling interests	5,274	5,428

Total equity	2,723,361	2,582,211

Total liabilities, redeemable common stock, and equity	$5,374,064	$5,474,774

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per-share amounts)

	Years Ended December 31,
	2009	2008	2007
Revenues:
Rental income	$430,789	$405,480	$322,506
Tenant reimbursements	103,985	105,200	83,861
Hotel income	20,179	22,370	24,000
Other property income	14,825	2,338	2,783

	569,778	535,388	433,150

Expenses:
Property operating costs	170,155	164,636	137,425
Hotel operating costs	16,403	16,913	18,004
Asset and property management fees:
Related-party	33,582	34,625	28,078
Other	4,108	4,079	4,838
Depreciation	96,406	79,433	61,289
Amortization	120,866	135,675	115,540
General and administrative	31,735	23,869	18,580
Acquisition fees and expenses	19,183	—	—

	492,438	459,230	383,754

Real estate operating income	77,340	76,158	49,396

Other income (expense):
Interest expense	(91,028)	(79,648)	(49,950)
Interest and other income	41,148	26,474	9,019
Gain (loss) on interest rate swaps	14,134	(40,788)	(12,173)
Loss on foreign currency exchange contract	(582)	(7,169)	(470)
Gain on early extinguishment of debt	—	2,971	—

	(36,328)	(98,160)	(53,574)

Income (loss) before income tax expense	41,012	(22,002)	(4,178)
Income tax expense	(265)	(844)	(460)

Net income (loss)	40,747	(22,846)	(4,638)
Less: Net (income) loss attributable to noncontrolling interests	(153)	168	(30)

Net income (loss) attributable to the common stockholders of Wells Real Estate Investment Trust II, Inc.	$40,594	$(22,678)	$(4,668)

Per-share information – basic and diluted:
Net income (loss) attributable to the common stockholders of Wells Real Estate Investment Trust II, Inc.	$0.09	$(0.06)	$(0.01)

Weighted-average common shares outstanding – basic and diluted	467,922	407,051	328,615

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands, except per-share amounts)

	Stockholders’ Equity							Nonredeemable Noncontrolling Interests	Total Equity
	Common Stock		Additional Paid-In Capital	Cumulative Distributions in Excess of Earnings	Redeemable Common Stock	Other Comprehensive Loss	Total Wells Real Estate Investment Trust II, Inc. Stockholders’ Equity
	Shares	Amount
Balance, December 31, 2006	280,119	$2,801	$2,491,817	$(225,549)	$—	$(1,049)	$2,268,020	$2,992	$2,271,012
Adjustment resulting from the adoption of ASC 740 (Note 10)	—	—	—	(410)	—	—	(410)	—	(410)

Balance, January 1, 2007	280,119	2,801	2,491,817	(225,959)	—	(1,049)	2,267,610	2,992	2,270,602
Issuance of common stock	97,251	973	971,541	—	—	—	972,514	—	972,514
Redemptions of common stock	(5,860)	(59)	(55,347)	—	—	—	(55,406)	—	(55,406)
Increase in redeemable common stock	—	—	—	—	(596,464)	—	(596,464)	—	(596,464)
Contribution to noncontrolling interest partners in consolidated joint venture	—	—	—	—	—	—	—	122	122
Distributions to common stockholders ($0.60 per share)	—	—	—	(197,230)	—	—	(197,230)		(197,230)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(72)	(72)
Commissions and discounts on stock sales and related dealer-manager fees	—	—	(86,376)	—	—	—	(86,376)	—	(86,376)
Other offering costs	—	—	(9,740)	—	—	—	(9,740)	—	(9,740)
Components of comprehensive income:								—
Net loss attributable to the common stockholders of Wells Real Estate Investment Trust II, Inc.	—	—	—	(4,668)	—	—	(4,668)	—	(4,668)
Net income attributable to noncontrolling interests	—	—	—	—	—	—	—	30	30
Foreign currency translation adjustment	—	—	—	—	—	1	1	—	1
Market value adjustment to interest rate swap	—	—	—	—	—	(2,321)	(2,321)	—	(2,321)

Comprehensive income (loss)							(6,988)	30	(6,958)

Balance, December 31, 2007	371,510	3,715	3,311,895	(427,857)	(596,464)	(3,369)	2,287,920	3,072	2,290,992
Issuance of common stock	82,923	829	828,398	—	—	—	829,227	—	829,227
Redemptions of common stock	(12,424)	(124)	(115,720)	—	—	—	(115,844)	—	(115,844)
Increase in redeemable common stock	—	—	—	—	(64,876)	—	(64,876)	—	(64,876)
Contribution to noncontrolling interest partners in consolidated joint venture	—	—	—	—	—	—	—	4,057	4,057
Assumption of noncontrolling interest in consolidated joint venture	—	—	—	—	—	—	—	(800)	(800)
Distributions to common stockholders ($0.60 per share)	—	—	—	(244,216)	—	—	(244,216)	—	(244,216)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(734)	(734)
Commissions and discounts on stock sales and related dealer-manager fees	—	—	(71,380)	—	—	—	(71,380)	—	(71,380)
Other offering costs	—	—	(9,927)	—	—	—	(9,927)	—	(9,927)
Components of comprehensive income:
Net loss attributable to the common stockholders of Wells Real Estate Investment Trust II, Inc.	—	—	—	(22,678)	—	—	(22,678)	—	(22,678)
Net loss attributable to noncontrolling interests	—	—	—	—	—	—	—	(167)	(167)
Foreign currency translation adjustment	—	—	—	—	—	(169)	(169)	—	(169)
Market value adjustment to interest rate swap	—	—	—	—	—	(11,274)	(11,274)	—	(11,274)

Comprehensive income (loss)							(34,121)	(167)	(34,288)

Balance, December 31, 2008	442,009	$4,420	$3,943,266	$(694,751)	$(661,340)	$(14,812)	$2,576,783	$5,428	$2,582,211

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands, except per-share amounts)

	Stockholders’ Equity							Nonredeemable Noncontrolling Interests	Total Equity
	Common Stock		Additional Paid-In Capital	Cumulative Distributions in Excess of Earnings	Redeemable Common Stock	Other Comprehensive Loss	Total Wells Real Estate Investment Trust II, Inc. Stockholders’ Equity
	Shares	Amount
Balance, December 31, 2008	442,009	$4,420	$3,943,266	$(694,751)	$(661,340)	$(14,812)	$2,576,783	$5,428	$2,582,211
Issuance of common stock	66,642	666	665,753	—	—	—	666,419	—	666,419
Redemptions of common stock	(8,756)	(87)	(82,818)	—	—	—	(82,905)	—	(82,905)
Increase in redeemable common stock	—	—	—	—	(144,504)	—	(144,504)	—	(144,504)
Distributions to common stockholders ($0.60 per share)	—	—	—	(280,862)	—	—	(280,862)	—	(280,862)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(305)	(305)
Commissions and discounts on stock sales and related dealer-manager fees	—	—	(55,205)	—	—	—	(55,205)	—	(55,205)
Other offering costs	—	—	(9,016)	—	—	—	(9,016)	—	(9,016)
Components of comprehensive income:
Net income attributable to the common stockholders of Wells Real Estate Investment Trust II, Inc.	—	—	—	40,594	—	—	40,594	—	40,594
Net income attributable to noncontrolling interests	—	—	—	—	—	—	—	151	151
Foreign currency translation adjustment	—	—	—	—	—	251	251	—	251
Market value adjustment to interest rate swap	—	—	—	—	—	6,532	6,532	—	6,532
Comprehensive income	—	—	—	—	—	—	47,377	151	47,528

Balance, December 31, 2009	499,895	$4,999	$4,461,980	$(935,019)	$(805,844)	$(8,029)	$2,718,087	$5,274	$2,723,361

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2009	2008	2007
Cash Flows from Operating Activities:
Net income (loss)	$40,747	$(22,846)	$(4,638)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Straight-line rental income	(10,236)	(15,939)	(16,687)
Depreciation	96,406	79,433	61,289
Amortization	130,096	141,630	128,510
(Gain) loss on interest rate swaps	(23,011)	38,576	12,173
Remeasurement loss on foreign currency	37	—	—
Loss on foreign currency exchange contract	—	7,169	470
Noncash interest expense	17,253	14,794	8,214
Gain on early extinguishment of debt	—	(2,971)	—
Changes in assets and liabilities:
Decrease (increase) in other tenant receivables, net	2,900	(1,797)	(2,076)
Decrease (increase) in prepaid expenses and other assets	8,639	3,013	(7,813)
(Decrease) increase in accounts payable and accrued expenses	(5,784)	5,611	10,117
(Decrease) increase in due to affiliates	(1,482)	(2,411)	303
(Decrease) increase in deferred income	(7,038)	14,592	7,298
Net cash provided by operating activities	248,527	258,854	197,160

Cash Flows from Investing Activities:
Investment in real estate and earnest money paid	(124,149)	(900,269)	(925,415)
Proceeds from master leases	—	—	1,385
Release of escrowed funds	—	18,848	—
Acquisition fees paid	—	(16,784)	(21,059)
Deferred lease costs paid	(5,529)	(17,110)	(18,472)
Net cash used in investing activities	(129,678)	(915,315)	(963,561)

Cash Flows from Financing Activities:
Deferred financing costs paid	(4,807)	(2,679)	(1,925)
Proceeds from lines of credit and notes payable	357,602	799,649	561,940
Repayments of lines of credit and notes payable	(693,085)	(489,016)	(415,174)
Contributions from noncontrolling interest partners	—	—	122
Distributions paid to noncontrolling interest partners	(231)	(2,024)	(72)
Issuance of common stock	657,563	821,609	964,878
Redemptions of common stock	(82,905)	(115,598)	(59,505)
Distributions paid to stockholders	(124,530)	(101,092)	(80,004)
Distributions paid to stockholders and reinvested in shares of our common stock	(154,795)	(141,275)	(114,833)
Commissions on stock sales and related dealer-manager fees paid	(47,430)	(64,528)	(77,892)
Other offering costs paid	(10,127)	(10,113)	(9,722)
Net cash (used in) provided by financing activities	(102,745)	694,933	767,813

Net increase in cash and cash equivalents	16,104	38,472	1,412
Effect of foreign exchange rate on cash and cash equivalents	287	349	1
Cash and cash equivalents, beginning of period	86,334	47,513	46,100

Cash and cash equivalents, end of period	$102,725	$86,334	$47,513

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008, and 2007

1.	Organization

Wells Real Estate Investment Trust II, Inc. (“Wells REIT II”) is a Maryland corporation that has elected to be taxed as a real estate investment trust (“REIT”) for federal income tax purposes. Wells REIT II engages in the acquisition and ownership of commercial real estate properties, including properties that are under construction, are newly constructed, or have operating histories. Wells REIT II was incorporated on July 3, 2003 and commenced operations on January 22, 2004. Wells REIT II conducts business primarily through Wells Operating Partnership II, L.P. (“Wells OP II”), a Delaware limited partnership. Wells REIT II is the sole general partner of Wells OP II and possesses full legal control and authority over the operations of Wells OP II. Wells REIT II owns more than 99.9% of the equity interests in Wells OP II. Wells Capital, Inc. (“Wells Capital”), the external advisor to Wells REIT II, is the sole limited partner of Wells OP II. Wells OP II acquires, develops, owns, leases, and operates real properties directly, through wholly owned subsidiaries or through joint ventures. References to Wells REIT II herein shall include Wells REIT II and all subsidiaries of Wells REIT II, including consolidated joint ventures, Wells OP II, and Wells OP II’s direct and indirect subsidiaries. See Note 9 for a discussion of the advisory services provided by Wells Capital.

As of December 31, 2009, Wells REIT II owned controlling interests in 65 office properties, one industrial property, and one hotel, which include 85 operational buildings. These properties are composed of approximately 20.6 million square feet of commercial space located in 23 states, the District of Columbia, and Moscow, Russia. Of these properties, 63 are wholly owned and four are owned through consolidated joint ventures. As of December 31, 2009, the operational office and industrial properties were approximately 93.2% leased (office properties were approximately 96.0% leased).

On December 1, 2003, Wells REIT II commenced its initial public offering of up to 785.0 million shares of common stock, of which 185.0 million shares were reserved for issuance through Wells REIT II’s dividend reinvestment plan (“DRP”), pursuant to a Registration Statement filed on Form S-11 under the Securities Act of 1933 (the “Initial Public Offering”). Except for continuing to offer shares for sale through its DRP, Wells REIT II stopped offering shares for sale under the Initial Public Offering on November 26, 2005. Wells REIT II raised gross offering proceeds of approximately $2.0 billion from the sale of approximately 197.1 million shares under the Initial Public Offering, including shares sold under the DRP through March 2006. On November 10, 2005, Wells REIT II commenced a follow-on offering of up to 300.6 million shares of common stock, of which 0.6 million shares were reserved for issuance under Wells REIT II’s DRP, pursuant to a Registration Statement filed on Form S-11 under the Securities Act of 1933 (the “Follow-On Offering”). On April 14, 2006, Wells REIT II amended the aforementioned registration statements to offer in a combined prospectus 300.6 million shares registered under the Follow-On Offering and 174.4 million unsold shares related to the DRP originally registered under the Initial Public Offering. Wells REIT II raised gross offering proceeds of approximately $2.6 billion from the sale of approximately 257.6 million shares under the Follow-On Offering, including shares sold under the DRP through November 2008.

On July 9, 2007, Wells REIT II filed a Registration Statement on Form S-11 with the Securities and Exchange Commission (“SEC”) to register a third public offering of up to 375.0 million shares of common stock, which was amended on August 18, 2008 and on September 22, 2008 (the “Third Offering”). Pursuant to the Third Offering registration statement, as amended, Wells REIT II is offering up to 300.0 million shares of common stock in a primary offering for $10 per share, with discounts available to certain categories of purchasers. Wells REIT II is also offering up to 75.0 million shares pursuant to its DRP at a purchase price equal to the higher of $9.55 per share or 95% of the estimated value of a share of its common stock. The Third Offering registration statement was declared effective by the SEC on October 1, 2008, and offering activities commenced promptly thereafter. Wells REIT II stopped offering shares for sale under the Follow-On Offering on November 10, 2008 and began accepting subscriptions under the Third Offering on November 11, 2008. As of December 31, 2009, Wells REIT II had raised gross offering proceeds of approximately $0.8 billion from the sale of approximately 77.7 million shares under the Third Offering, including shares sold under the DRP.

As of December 31, 2009, Wells REIT II had raised gross offering proceeds from the sale of common stock under the Initial Public Offering, the Follow-On Offering, and the Third Offering of approximately $5.3 billion. After deductions from such gross offering proceeds for payments of acquisition fees of approximately $105.8 million; selling commissions and dealer-manager fees of approximately $479.0 million; other organization and offering expenses of approximately $71.7 million; and common stock redemptions of approximately $325.2 million under the share redemption program (see Note 6), Wells REIT II had received aggregate net offering proceeds of approximately $4.3 billion. Substantially all of Wells REIT II’s net offering proceeds have been invested in real properties and related assets. As of December 31, 2009, approximately 242.4 million shares remain available for sale to the public under the Third Offering, exclusive of shares available under the DRP.

Wells REIT II’s stock is not listed on a public securities exchange. However, Wells REIT II’s charter requires that in the event Wells REIT II’s stock is not listed on a national securities exchange by October 2015, Wells REIT II must either seek stockholder approval to extend or amend this listing deadline or seek stockholder approval to begin liquidating investments and distributing the resulting proceeds to the stockholders. If Wells REIT II seeks stockholder approval to extend or amend this listing date and does not obtain it, Wells REIT II will then be required to seek stockholder approval to liquidate. In this circumstance, if Wells REIT II seeks and does not obtain approval to liquidate, Wells REIT II will not be required to list or liquidate and could continue to operate indefinitely as an unlisted company.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

Wells REIT II’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and include the accounts of Wells REIT II, Wells OP II, and any variable interest entity (“VIE”) in which Wells REIT II or Wells OP II was deemed the primary beneficiary. With respect to entities that are not VIEs, Wells REIT II’s consolidated financial statements shall also include the accounts of any entity in which Wells REIT II, Wells OP II, or its subsidiaries own a controlling financial interest and any limited partnership in which Wells REIT II, Wells OP II, or its subsidiaries own a controlling general partnership interest. In determining whether Wells REIT II or Wells OP II has a controlling interest, the following factors are considered, among other things: the ownership of voting interests, protective rights, and participatory rights of the investors.

Wells REIT II owns controlling interests in four real properties through its majority ownership in the following entities: Wells REIT II/Lincoln-Highland Landmark III, LLC; Nashoba View Ownership, LLC; and Three Glenlake Building, LLC (collectively, the “Joint Ventures”). Therefore, the accounts of each of the Joint Ventures are included in the accompanying consolidated financial statements.

All significant intercompany balances and transactions have been eliminated in consolidation.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (“SFAS 168”). SFAS 168 requires that the FASB Accounting Standards Codification (“Codification” or “ASC”) become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification does not change current GAAP, but is intended to simplify user access to GAAP by providing all the authoritative literature related to a particular topic in one place. Accordingly, Wells REIT II will reference the Codification as the sole source of authoritative literature in its financial statements. The Codification was effective for Wells REIT II in the third quarter of 2009. The adoption of the Codification did not have a significant impact on the Wells REIT II consolidated financial statements or disclosures.

In September 2006, FASB issued ASC Topic Fair Value Measurements and Disclosures (“ASC 820”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures required for fair value measurements under GAAP. ASC 820 emphasizes that fair value is a market-based measurement, as opposed to an entity-specific measurement. In February 2008, the FASB delayed the effective date of ASC 820 for all nonrecurring nonfinancial assets and liabilities until fiscal years beginning after November 15, 2008. Wells REIT II adopted the guidelines under ASC 820 effective January 1, 2008, as it relates to financial instruments and effective January 1, 2009, as it relates to non-financial instruments. The adoption of ASC 820 for nonrecurring nonfinancial assets and liabilities did not have a material impact on the Wells REIT II consolidated financial statements.

FASB ASC Topic Business Combinations (“ASC 805”) became effective for Wells REIT II on January 1, 2009. Among other things, the provisions require Wells REIT II to expense transaction costs for property acquisitions as incurred and to record pre-acquisition contingencies and purchase price contingencies at fair value as of the acquisition date. As a result, Wells REIT II recorded net acquisition related expenses of approximately $19.2 million during the year ended December 31, 2009, which includes pre-acquisition costs incurred during 2008 related to pending acquisitions of approximately $5.1 million, of which $3.5 million relates to unapplied acquisition fees payable to Wells Capital and $1.6 million relates to the Dvintsev Business Center – Tower B that was under contract as of January 1, 2009.

Effective January 1, 2009, Wells REIT II adopted the provisions of FASB ASC Topic Consolidation (“ASC 810”), which requires, among other things, (i) noncontrolling ownership interests to be classified as equity, instead of as a minority interest component of mezzanine equity, and (ii) earnings from noncontrolling interests to be included in earnings from consolidated subsidiaries with an additional disclosure of the allocation of such earnings between controlling and noncontrolling interests on the face of the statement of operations. The adoption of ASC 810 did not have a material financial impact on the Wells REIT II consolidated financial statements.

In March 2008, the FASB provided additional guidance in ASC Topic Derivatives and Hedging, (“ASC 815”) requiring additional disclosures about an entity’s derivative and hedging activities including, (i) descriptions of how and why the entity uses derivative instruments, (ii) how such instruments are accounted for under the accounting standard, and (iii) how derivative instruments affect the entity’s financial position, operations, and cash flows. Wells REIT II adopted the additional requirements of ASC 815 effective January 1, 2009, and it has not had a material impact on the Wells REIT II consolidated financial statements or disclosures.

In May 2009, the FASB issued additional guidance for ASC Topic Subsequent Events (“ASC 855”), ASC 855 provides guidance on management’s assessment of subsequent events. ASC 855 clarifies U.S. auditing literature and states that management must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date “through the date that the financial statements are issued or are available to be issued.” ASC 855 allows the assessment of subsequent events to occur through the date on which the financial statements are “available to be issued” or the date they are issued. Management must perform its assessment for both interim and annual financial reporting periods. ASC 855 is effective prospectively for interim and annual periods ending after June 15, 2009. The adoption of ASC 855 did not have a material impact on Wells REIT II’s consolidated financial statements or disclosures. See Note 12 for required subsequent event disclosures.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

Real Estate Assets

Real estate assets are stated at cost, less accumulated depreciation and amortization. Amounts capitalized to real estate assets consist of the cost of acquisition or construction, and any tenant improvements or major improvements and betterments that extend the useful life of the related asset. All repairs and maintenance are expensed as incurred. Additionally, Wells REIT II capitalizes interest while the development of a real estate asset is in progress. Interest of approximately $3.0 million and $1.9 million was capitalized during the years ended December 31, 2009 and 2008, respectively. Effective January 1, 2009, as required under GAAP, Wells REIT II began to expense costs incurred in connection with real estate acquisitions, including acquisition fees payable to our advisor, Wells Capital, as incurred. Prior to this date, acquisition fees were capitalized to prepaid expenses and other assets as incurred and allocated to properties upon using investor proceeds to fund acquisitions or to repay debt used to finance property acquisitions.

Wells REIT II is required to make subjective assessments as to the useful lives of our depreciable assets. Wells REIT II considers the period of future benefit of the asset to determine the appropriate useful lives. These assessments have a direct impact on net income. Wells REIT II’s real estate assets are depreciated or amortized using the straight-line method. The estimated useful lives of our assets by class are as follows:

Building	40 years
Building improvements	5-25 years
Site improvements	10 years
Tenant improvements	Shorter of economic life or lease term
Intangible lease assets	Lease term

Evaluating the Recoverability of Real Estate Assets

Wells REIT II continually monitors events and changes in circumstances that could indicate that the carrying amounts of the real estate and related intangible assets of both operating properties and properties under construction, in which Wells REIT II has an ownership interest, either directly or through investments in joint ventures, may not be recoverable. When indicators of potential impairment are present that suggest that the carrying amounts of real estate assets and related intangible assets may not be recoverable, Wells REIT II assesses the recoverability of these assets by determining whether the respective carrying values will be recovered through the estimated undiscounted future operating cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying values, Wells REIT II adjusts the carrying value of the real estate assets and related intangible assets to the estimated fair values, pursuant to the property, plant, and equipment accounting standard for the impairment or disposal of long-lived assets, and recognizes an impairment loss. Estimated fair values are determined based on the following information, dependent upon availability: (i) recently quoted market price(s) for the subject property, or highly comparable properties, under sufficiently active and normal market conditions, or (ii) the present value of future cash flows, including estimated residual value. Wells REIT II has determined that there has been no impairment in the carrying value of real estate assets and related intangible assets held by Wells REIT II to date.

Projections of expected future operating cash flows require that management estimates future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, the number of months it takes to re-lease the property, and the number of years the property is held for investment, among other factors. The subjectivity of assumptions used in the future cash flow analysis, including discount rates, could result in an incorrect assessment of the property’s fair value and could result in the misstatement of the carrying value of Wells REIT II’s real estate assets and related intangible assets and net income (loss).

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, Wells REIT II allocates the purchase price of properties to tangible assets, consisting of land, building, site improvements and identified intangible assets and liabilities, including the value of in-place leases, based in each case on Wells REIT II’s estimate of their fair values in accordance with ASC 820 (see Fair Value Measurements section below for additional details).

The fair values of the tangible assets of an acquired property (which includes land, building and site improvements) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land, building and site improvements based on management’s determination of the relative fair value of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, management includes real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market demand.

Intangible Assets and Liabilities Arising from In-Place Leases where Wells REIT II is the Lessor

As further described below, in-place leases with Wells REIT II as the lessor may have values related to: direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease, tenant relationships, and effective contractual rental rates that are above or below market rates:

•

Direct costs associated with obtaining a new tenant, including commissions, tenant improvements, and other direct costs, are estimated based on management’s consideration of current market costs to execute a similar lease. Such direct costs are included in intangible lease origination costs in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•

The value of opportunity costs associated with lost rentals avoided by acquiring an in-place lease is calculated based on contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. Such opportunity costs (“Absorption Period Costs”) are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•

The value of tenant relationships is calculated based on expected renewal of a lease or the likelihood of obtaining a particular tenant for other locations. Values associated with tenant relationships are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•

The value of effective rental rates of in-place leases that are above or below the market rates of comparable leases is calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be received pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market lease values are recorded as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases.

As of December 31, 2009 and 2008, Wells REIT II had the following gross intangible in-place lease assets and liabilities (in thousands):

December 31:	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In - Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
2009	$153,189	$557,365	$489,567	$150,081

2008	$153,342	$570,354	$495,249	$150,923

During the years ended December 31, 2009, 2008, and 2007, Wells REIT II recognized the following amortization of intangible lease assets and liabilities (in thousands):

For the year ended December 31:	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
2009	$17,912	$64,108	$51,266	$14,570

2008	$19,692	$67,535	$50,210	$14,004

2007	$22,997	$68,273	$45,632	$10,969

The net intangible assets and liabilities as of December 31, 2009 will be amortized as follows (in thousands):

For the year ending December 31:	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
2010	$17,081	$60,638	$49,617	$14,363
2011	14,075	52,126	45,450	14,095
2012	10,407	43,744	40,221	13,498
2013	8,488	38,067	37,161	13,193
2014	7,398	32,802	34,074	12,608
Thereafter	15,583	94,186	98,067	33,772

	$73,032	$321,563	$304,590	$101,529

Weighted-Average Amortization Period	5 years	6 years	7 years	8 years

Evaluating the Recoverability of Intangible Assets and Liabilities

The values of intangible lease assets and liabilities are determined based on assumptions made at the time of acquisition and have defined useful lives, which correspond with the lease terms. There may be instances in which intangible lease assets and liabilities become impaired and Wells REIT II is required to write-off the remaining asset or liability immediately or over a shorter period of time. Lease restructurings, including but not limited to lease terminations and lease extensions, may impact the value and useful life of in-place leases. In-place leases that are terminated, partially terminated, or modified will be evaluated for impairment if the original in-place lease terms have been modified. In the event that the discounted cash flows of the original in-place lease stream do not exceed the discounted modified in-place lease stream, Wells REIT II adjusts the carrying value of the intangible lease assets to the discounted cash flows and recognizes an impairment loss. For in-place lease extensions that are executed more than one year prior to the original in-place lease expiration date, the useful life of the in-place lease will be extended over the new lease term with the exception of those in-place lease components, such as lease commissions and tenant allowances, which have been renegotiated for the extended term. Renegotiated in-place lease components, such as lease commissions and tenant allowances, will be amortized over the shorter of the useful life of the asset or the new lease term.

Intangible Assets and Liabilities Arising from In-Place Ground Leases where Wells REIT II is the Lessee

In-place ground leases with Wells REIT II as the lessee may have value associated with effective contractual rental rates that are above or below market rates. Such values are calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place lease and (ii) management’s estimate of fair market lease rates for the corresponding in-place lease, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market in-place lease values are recorded as intangible lease liabilities or assets and amortized as an adjustment to property operating cost over the remaining term of the respective leases. Wells REIT II had a gross below-market lease asset of approximately $110.7 million as of December 31, 2009 and 2008, and recognized amortization of this asset of approximately $2.1 million for the year ended December 31, 2009, and $2.1 million for the year ended December 31, 2008.

As of December 31, 2009, the net below-market lease asset will be amortized as follows (in thousands):

For the year ending December 31:
2010	$2,069
2011	2,069
2012	2,069
2013	2,069
2014	2,069
Thereafter	95,553

$105,898

Weighted-Average Remaining Amortization Period	53 years

Cash and Cash Equivalents

Wells REIT II considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value, and include investments in money market accounts and commercial paper as of December 31, 2009 and December 31, 2008.

Tenant Receivables, net

Tenant receivables are comprised of rental and reimbursement billings due from tenants and the cumulative amount of future adjustments necessary to present rental income on a straight-line basis. Tenant receivables are recorded at the original amount earned, less an allowance for any doubtful accounts, which approximates fair value. Management assesses the realizability of tenant receivables on an ongoing basis and provides for allowances as such balances, or portions thereof, become uncollectible. Wells REIT II adjusted the allowance for doubtful accounts by recording an allowance for doubtful accounts, net of recoveries, in general and administrative expenses of approximately $3,611,000 for the year ended December 31, 2009.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets are primarily comprised of earnest money and deposits paid in connection with future acquisitions and borrowings, escrow accounts held by lenders to pay future real estate taxes, insurance and tenant improvements, notes receivable, non-tenant receivables, prepaid taxes, insurance and operating costs, hotel inventory, the fair value of an interest rate swap agreement, and deferred tax assets. Prepaid expenses and other assets will be expensed as incurred or reclassified to other asset accounts upon being put into service in future periods. Balances without future economic benefit are written off as they are identified.

Deferred Financing Costs

Deferred financing costs are comprised of costs incurred in connection with securing financing from third-party lenders and are capitalized and amortized over the term of the related financing arrangements. Wells REIT II recognized amortization of deferred financing costs for the years ended December 31, 2009, 2008, and 2007 of approximately $3.9 million, $1.8 million, and $1.2 million, respectively, which is included in interest expense in the accompanying consolidated statements of operations.

Deferred Lease Costs

Deferred lease costs include (i) costs incurred to procure leases, which are capitalized and recognized as amortization expense on a straight-line basis over the terms of the lease, and (ii) common area maintenance costs that are recoverable from tenants under the terms of the existing leases; such costs are capitalized and recognized as operating expenses over the shorter of the lease term or the recovery period provided for in the lease. Wells REIT II recognized amortization of deferred lease costs of approximately $5.0 million, $3.1 million, and $1.9 million for the years ended December 31, 2009, 2008, and 2007, respectively, the majority of which is recorded as amortization. Upon receiving notification of a tenant’s intention to terminate a lease, unamortized deferred lease costs are written off.

Investments in Development Authority Bonds and Obligations Under Capital Leases

In connection with the acquisition of certain real estate assets, Wells REIT II has assumed investments in development authority bonds and corresponding obligations under capital leases of land or buildings. The county development authority issued bonds to developers to finance the initial development of these projects, a portion of which was then leased back to the developer under a capital lease. This structure enabled the developer to receive property tax abatements over the concurrent terms of the development authority bonds and capital leases. The remaining property tax abatement benefits transferred to Wells REIT II upon assumption of the bonds and corresponding capital leases at acquisition. The development authority bonds are recorded at net principal value, and the obligations under capital leases at the present value of the expected payments. The related amounts of interest income and expense are recognized as earned in equal amounts and, accordingly, do not impact net income (loss).

Lines of Credit and Notes Payable

Certain mortgage notes included in lines of credit and notes payable in the accompanying consolidated balance sheets were assumed upon the acquisition of real properties. When debt is assumed, Wells REIT II adjusts the loan to fair value with a corresponding adjustment to building. The fair value adjustment is amortized to interest expense over the term of the loan using the effective interest method.

Noncontrolling Interests

Noncontrolling interests represent the equity interests of consolidated subsidiaries that are not owned by Wells REIT II. Noncontrolling interests are adjusted for contributions, distributions, and earnings attributable to the noncontrolling interest holders of the consolidated joint ventures. Pursuant to the terms of the consolidated joint venture agreements, all earnings and distributions are allocated to joint venturers in accordance with the terms of the respective joint venture agreements. Earnings allocated to such noncontrolling interest holder are recorded as net (income) loss attributable to noncontrolling interests in the accompanying consolidated statements of operations. As of December 31, 2009 and 2008, redeemable noncontrolling interests of $99,000 and $97,000, respectively, are included in accounts payable, accrued expenses, and accrued capital expenditures. Nonredeemable noncontrolling interests are presented separately in the consolidated statements of equity.

Redeemable Common Stock

Wells REIT II’s share redemption program (the “SRP”) requires Wells REIT II to honor all redemption requests made within two years following the death of a stockholder. At December 31, 2009, Wells REIT II had an insurance-backed source of funding for the redemption of shares under its share redemption program in the event Wells REIT II received an unusually large number of redemption requests due to the death of its investors. As the decision to honor redemptions sought within two years following the death of a stockholder was outside of the control of Wells REIT II and an insurance agreement provided Wells REIT II with the ability to fund all of such redemptions, Wells REIT II recorded redeemable common stock in the temporary equity section of the accompanying consolidated balance sheets equal to the present value of the future estimated deductible amounts under the insurance agreement. In addition, Wells REIT II is required to honor certain other redemptions up to the amount of proceeds raised in the current calendar year under the DRP. Accordingly, the amount of proceeds raised under the DRP, less redemptions funded in the current calendar year, is also recorded as redeemable common stock in the temporary equity section of the accompanying consolidated balance sheets.

Under the SRP, “Ordinary Redemptions” (those that do not occur within two years of death or “qualifying disability,” as defined by the SRP) have been suspended until at least September 2010; however, Wells REIT II makes no assurances as to when Ordinary Redemptions will resume because, with respect to the provisions of the share redemption program relating to Ordinary Redemptions, the share redemption program may be amended, suspended, or terminated again at any time. As provided under the SRP, all Ordinary Redemption requests will be placed in a pool and honored on a pro rata basis once those redemptions resume.

On February 18, 2010, Wells REIT II’s stockholders approved an amendment to the SRP to impose a limit on the amount of funds that it can pay to redeem shares in connection with the death of stockholders in a particular calendar year. Prior to the amendment, which will become effective by April 30, 2010, Wells REIT II honored all redemption requests made within two years of a stockholder’s death while the aggregate amount that Wells REIT II paid for all other redemptions could not exceed 100% of the net proceeds from its dividend reinvestment plan during the then-current calendar year. As a result of the stockholder-approved amendment, the SRP will limit all redemptions during any calendar year, including those sought within two years of a stockholder’s death, to those that can be funded from 100% of the net proceeds from the dividend reinvestment plan during that calendar year.

On February 18, 2010, Wells REIT II’s stockholders also approved the termination of the insurance policy that would have provided funding for the redemption of shares under its SRP in the event Wells REIT II received an unusually large number of redemption requests sought within two years of a stockholder’s death. With the amendment to the SRP (described above), the insurance policy no longer offers any benefit.

Further, upon being tendered for redemption by the holder, Wells REIT II reclassifies redeemable common shares from temporary equity to a liability at settlement value. There were no shares tendered for redemption and not yet redeemed as of December 31, 2009 and December 31, 2008.

Preferred Stock

Wells REIT II is authorized to issue up to 100.0 million shares of one or more classes or series of preferred stock with a par value of $0.01 per share. Wells REIT II’s board of directors may determine the relative rights, preferences, and privileges of each class or series of preferred stock issued, which may be more beneficial than the rights, preferences, and privileges attributable to Wells REIT II’s common stock. To date, Wells REIT II has not issued any shares of preferred stock.

Common Stock

The par value of Wells REIT II’s issued and outstanding shares of common stock is classified as common stock, with the remainder allocated to additional paid-in capital.

Distributions

In order to maintain its status as a REIT, Wells REIT II is required by the Internal Revenue Code of 1986, as amended (the “Code”), to make distributions to stockholders each taxable year equal to at least 90% of its REIT taxable income, computed without regard to the dividends-paid deduction and by excluding net capital gains attributable to stockholders (“REIT taxable income”). Distributions to the stockholders are determined by the board of directors of Wells REIT II and are dependent upon a number of factors relating to Wells REIT II, including funds available for payment of distributions, financial condition, the timing of property acquisitions, capital expenditure requirements, and annual distribution requirements in order to maintain Wells REIT II’s status as a REIT under the Code.

Interest Rate Swap Agreements

Wells REIT II enters into interest rate swap contracts to mitigate its interest rate risk on the related financial instruments. Wells REIT II does not enter into derivative or interest rate transactions for speculative purposes; however, certain of its derivatives may not qualify for hedge accounting treatment. Wells REIT II records the fair value of its interest rate swaps either as prepaid expenses and other assets or as accounts payable, accrued expenses, and accrued capital expenditures. Changes in the fair value of the effective portion of interest rate swaps that are designated as hedges are recorded as other comprehensive income (loss), while changes in the fair value of the ineffective portion of a hedge, if any, is recognized currently in earnings. Changes in the fair value of interest rate swaps that do not qualify for hedge accounting treatment are recorded as gain (loss) on interest rate swaps. Amounts received or paid under interest rate swap agreements are recorded as interest expense for contracts that qualify for hedge accounting treatment and as gain (loss) on interest rate swaps for contracts that do not qualify for hedge accounting treatment.

The following table provides further information relating to Wells REIT II’s interest rate swaps as of December 31, 2009 and 2008 (in thousands):

Instrument Type	Balance Sheet Classification	Fair Value at December 31, 2009	Fair Value at December 31, 2008
Derivatives designated as hedging instruments:
Interest rate contracts	Accounts payable	$8,112	$14,644

Derivatives not designated as hedging instruments:
Interest rate contracts	Accounts payable	$27,723	$50,734

The following table presents detail of the components of Wells REIT II’s gain (loss) on interest rate swaps that qualify for cash flow hedge accounting treatment for the years ended December 31, 2009 and 2008. There were no amounts reclassified from other comprehensive income to the income statement and no ineffective portion for the periods presented.

	Amount of Gain or (Loss) Recognized in Other Comprehensive Income (in thousands)
	2009	2008
Market value adjustment to interest rate swap	$6,532	$(11,274)

The following table presents detail of the components of Wells REIT II’s gain (loss) on interest rate swaps that do not qualify for cash flow hedge accounting treatment for the years ended December 31, 2009 and 2008:

Location of Gain or (Loss) Recognized in the Consolidated Statements of Operations	For the Years Ended December 31,
	2009	2008
Gain (loss) on interest rate swaps	$14,134	$(40,788)

For additional information about interest rate swap contracts that Wells REIT II has outstanding, see Fair Value Measurements on page F-21 and Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Foreign Currency Exchange Contract

On October 2, 2007, Wells REIT II entered into a foreign currency exchange contract to hedge its exposure to fluctuations in the U.S. dollar to Russian rouble exchange rate in connection with a Russian rouble denominated contract to purchase Dvintsev Business Center – Tower B upon completion of construction. The foreign currency exchange contract was indexed against a requirement to purchase 802.4 million Russian roubles at a fixed price of $0.04 per Russian rouble. As of December 31, 2008, Wells REIT II estimated the fair value of this contract equal to a liability of approximately $7.6 million, which is included in accounts payable, accrued expenses, and accrued capital expenditures in the accompanying consolidated balance sheets. This contract was settled on April 1, 2009, for a payment of approximately $8.2 million to the counterparty.

Financial Instruments

As of December 31, 2009 and 2008, the estimated fair value of Wells REIT II’s lines of credit and notes payable was approximately $0.9 billion and $1.2 billion, respectively. Wells REIT II estimated the fair values of the Wachovia Line of Credit and the Wachovia Term Loan by obtaining estimates for similar facilities from multiple lenders as of the respective reporting dates. The fair values of all other debt instruments were estimated based on discounted cash flow analyses using the current incremental borrowing rates for similar types of borrowing arrangements as of the respective reporting dates. The discounted cash flow method of assessing fair value results in a general approximation of value, and such value may never actually be realized.

Revenue Recognition

All leases on real estate assets held by Wells REIT II are classified as operating leases, and the related base rental income is generally recognized on a straight-line basis over the terms of the respective leases. Tenant reimbursements are recognized as revenue in the period that the related operating cost is incurred and are billed to tenants pursuant to the terms of the underlying leases. Rental income and tenant reimbursements collected in advance are recorded as deferred income in the accompanying consolidated balance sheets. Lease termination fees are recorded as other property income and recognized once the tenant has lost the right to lease the space and Wells REIT II has satisfied all obligations under the related lease or lease termination agreement.

In conjunction with certain acquisitions, Wells REIT II has entered into master lease agreements with various sellers, whereby the sellers are obligated to pay rent pertaining to certain non-revenue producing spaces either at the time of, or subsequent to, the property acquisition. These master leases were established at the time of acquisition to mitigate the potential negative effects of lost rental revenues and expense reimbursement income. Wells REIT II records payments received under master lease agreements as a reduction of the basis of the underlying property rather than rental income. There were no proceeds received from master leases for the year ended December 31, 2009 and 2008. Wells REIT II received proceeds from master leases of $1.4 million during the year ended December 31, 2007.

Wells REIT II owns a full-service hotel. Revenues derived from the operations of the hotel include, but are not limited to, revenues from rental of rooms, food and beverage sales, telephone usage, and other service revenues. Revenue is recognized when rooms are occupied, when services have been performed, and when products are delivered.

Other Property Income

Other property income is composed of fees earned in connection with lease restructurings and other revenue items that are nonrecurring in nature. In September 2008, Wells REIT II entered into a contract with the developer of a building adjacent to the 5 Houston Center Building that grants a perpetual easement between the two buildings to the developer in consideration for $12.0 million payable to Wells REIT II in two nonrefundable installments. Upon execution of the contract, Wells REIT II received the first installment of $6.0 million, which is recorded as deferred income in the accompanying consolidated balance sheets as of December 31, 2008. In the fourth quarter of 2009, Wells REIT II received the second installment of $6.0 million and recognized the entire $12.0 million as other property income in the accompanying consolidated statements of operations.

Earnings Per Share

Basic earnings (loss) per share is calculated as net income (loss) attributable to the common stockholders of Wells Real Estate Investment Trust II, Inc. divided by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per share equals basic earnings (loss) per share, adjusted to reflect the dilution that would occur if all outstanding securities convertible into common shares or contracts to issue common shares were converted/exercised and the related proceeds were used to repurchase common shares. As the exercise price of Wells REIT II’s director stock options exceeds the current offering price of Wells REIT II’s common stock, the impact of assuming that the outstanding director stock options have been exercised is anti-dilutive. Therefore, basic earnings (loss) per share equals diluted earnings (loss) per share for each of the periods presented.

Income Taxes

Wells REIT II has elected to be taxed as a REIT under the Code and has operated as such beginning with its taxable year ended December 31, 2003. To qualify as a REIT, Wells REIT II must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its REIT taxable income, as defined by the Code, to its stockholders. As a REIT, Wells REIT II generally is not subject to income tax on income it distributes to stockholders. Wells REIT II is subject to certain state and local taxes related to the operations of properties in certain locations, which have been provided for in the accompanying consolidated financial statements.

Wells TRS II, LLC (“Wells TRS”) is a wholly owned subsidiary of Wells REIT II and is organized as a Delaware limited liability company and operates, among other things, a full-service hotel. Wells REIT II has elected to treat Wells TRS as a taxable REIT subsidiary. Wells REIT II may perform certain additional, noncustomary services for tenants of its buildings through Wells TRS; however, any earnings related to such services are subject to federal and state income taxes. In addition, for Wells REIT II to continue to qualify as a REIT, Wells REIT II must limit its investments in taxable REIT subsidiaries to 25% of the value of the total assets of Wells REIT II. Deferred tax assets and liabilities represent temporary differences between the financial reporting basis and the tax basis of assets and liabilities based on the enacted rates expected to be in effect when the temporary differences reverse. Wells REIT II records interest and penalties related to uncertain tax positions as general and administrative expense in the accompanying consolidated statements of operations.

Foreign Currency Translation

Effective July 1, 2009, and commensurate with our first full quarter of ownership of the Dvintsev property, Wells REIT II’s Russian subsidiary changed its functional currency from the Russian rouble to the U.S. dollar and, accordingly, began to maintain its books and records in U.S. dollars instead of in Russian roubles. Gains or losses may result from remeasuring cash or debt denominated in currencies other than our functional currency, and from transactions executed in currencies other than our functional currency due to a difference in the exchange rate in place when the transaction is initiated and the exchange rate in place when the transaction is settled. Such remeasurement gains or losses are included in general and administrative expenses in the accompanying consolidated statements of operations.

Prior to July 1, 2009, Wells REIT II’s Russian subsidiary used the Russian rouble as its functional currency and, accordingly, maintained its books and records in Russian roubles. During this period, Wells REIT II’s Russian subsidiary translated its assets and liabilities into U.S. dollars at the exchange rate in place as of the balance sheet date, and translated its revenues and expenses into U.S. dollars at the average exchange rate for the periods presented. Net exchange gains or losses resulting from the translation of these financial statements from Russian roubles to U.S. dollars were recorded in other comprehensive loss in the accompanying consolidated statements of equity through June 30, 2009.

Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate fair value. ASC 820 defines the following fair value hierarchy:

Level 1 – Assets or liabilities for which the identical term is traded on an active exchange, such as publicly-traded instruments or futures contracts.

Level 2 – Assets and liabilities valued based on observable market data for similar instruments.

Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally-developed, and considers risk premiums that a market participant would require.

Wells REIT II applies the provisions of ASC 820 in recording its interest rate swaps and foreign currency exchange contract at fair value. The valuation of the interest rate swaps and foreign currency hedge contract is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. Wells REIT II also applies the provisions of ASC 820 to the allocation of the purchase price of acquired properties to assets and liabilities based on Level 3 assumptions.

The following table presents information about Wells REIT II’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2009, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value (in thousands):

	Fair Value Measurements as of December 31, 2009					Fair Value Measurements as of December 31, 2008
	Total	Level 1	Level 2		Level 3	Total	Level 1	Level 2		Level 3
Liabilities:
Interest rate swaps(1)	$35,835	$—	$35,835	(2)	$—	$65,378	$—	$65,378	(3)	$—
Foreign currency exchange contract						$7,638	$—	$7,638	(4)	$—

(1)

The valuation of the interest rate swaps is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities.

(2)

This balance represents $27,723 of interest rate swaps that do not qualify for hedge accounting treatment and $8,112 of interest rate swaps that do qualify for cash flow hedge accounting treatment, all of which is included in accounts payable, accrued expenses, and accrued capital expenditures in the accompanying consolidated balance sheets.

(3)

This balance represents $50,734 of interest rate swaps that do not qualify for hedge accounting treatment and $14,644 of interest rate swaps that do qualify for cash flow hedge accounting treatment, all of which is included in accounts payable, accrued expenses, and accrued capital expenditures in the accompanying consolidated balance sheets.

(4)	The foreign currency exchange contract was settled on April 1, 2009, for a payment of approximately $8.2 million to the counterparty.

Operating Segments

Wells REIT II operates in a single reporting segment, and the presentation of Wells REIT II’s financial condition and performance is consistent with the way in which Wells REIT II’s operations are managed.

Accounting Adjustments

In 2007, Wells REIT II recorded certain out-of-period adjustments, which impact the comparability of the results of operations for 2008 and 2007. These accounting adjustments resulted in total out of period charges of approximately $1.9 million for the year ended December 31, 2007 as described below:

•	A $1.1 million charge to tenant reimbursement revenues to reduce estimated amounts due from tenants to reflect actual reimbursable expenses for 2006.

•	A $0.3 million charge to amortization expense and a $0.1 million charge to rental income to write-off intangible lease assets related to a 2005 lease termination.

•

A $0.3 million charge to rental income to adjust deferred rental revenues for a tenant allowance provided in connection with a lease executed in 2006, which should have been accounted for as a lease concession.

•	A $0.1 million charge to asset and property management fees – other for 2006 accrued incentive management fees related to the Key Center Marriott.

In 2008, Wells REIT II recorded an out-of-period gain on foreign currency exchange contract of approximately $0.9 million for the year ended December 31, 2007 to correct the amount of cumulative losses previously reported. Wells REIT II adjusted the basis of its foreign currency exchange contract to fair value as estimated by the counterparty to the contract. During the period from October 2007 through June 2008, the estimates provided by the counterparty were incorrect. As a result, Wells REIT II’s net income is understated by $0.9 million for the year ended December 31, 2007.

We believe that the out-of-period activities described above, when considered individually or in the aggregate, is not material to Wells REIT II’s consolidated financial statements for 2008 or 2007. In making this assessment, Wells REIT II has considered qualitative and quantitative factors, including the impact to the individual financial statement captions impacted for each period presented, the noncash nature of the adjustments, and Wells REIT II’s substantial stockholders’ equity balances at the end of each year affected.

Reclassification

Certain prior period amounts have been reclassified to conform with the current-period financial statement presentation. Pursuant to the accounting standard for consolidations, effective January 1, 2009, Wells REIT II reclassified its minority interest balances, a component of mezzanine equity to noncontrolling interests, a component of permanent equity, for all periods presented. Therefore, for all periods presented, net income (loss) includes income attributable to the noncontrolling interests; whereas, net income (loss) attributable to the common stockholders of Wells Real Estate Investment Trust II, Inc. does not.

3.	Real Estate Acquisitions

During the year ended December 31, 2009, Wells REIT II acquired or placed into service the following two properties (dollars in thousands):

Property	Acquisition Date	Location	Approximate Square Feet	Purchase Price(1)
Cranberry Woods Drive – Phase I	May 29, 2009	Cranberry, Pennsylvania	424,000	$96,400
Dvintsev Business Center – Tower B	May 29, 2009	Moscow, Russia	145,000	67,100

Total			569,000	$163,500

During the year ended December 31, 2008, Wells REIT II acquired the following six properties (dollars in thousands):

Property	Acquisition Date	Location	Approximate Square Feet	Purchase Price(1)
13655 Riverport Drive	February 1, 2008	St. Louis, MO	189,000	$31,600
11200 West Parkland Avenue	March 3, 2008	Milwaukee, WI	230,000	23,600
Lenox Park Buildings	May 8, 2008	Atlanta, GA	1,040,000	275,300
Lindbergh Center Buildings	July 1, 2008	Atlanta, GA	955,000	285,000
Three Glenlake Building	July 31, 2008	Sandy Springs, GA	355,000	100,600
1580 West Nursery Road Buildings	September 5, 2008	Linthicum, MD	315,000	97,600

Total			3,084,000	$813,700

(1)	Purchase prices are presented exclusive of closing costs and acquisition fees.

4.	Lines of Credit and Notes Payable

The following table summarizes the terms of Wells REIT II’s indebtedness outstanding as of December 31, 2009 and 2008 (in thousands):

Facility	Rate as of December 31, 2009		Term Debt or Interest Only		Maturity	Outstanding Balance as of December 31,
						2009	2008
222 E. 41st Street Building mortgage note	LIBOR + 120bp	(1)	Interest Only	(2)	8/16/2017	$153,130	$142,850
100 East Pratt Street Building mortgage note	5.08%		Interest Only		6/11/2017	105,000	105,000
Wildwood Buildings mortgage note	5.00%		Interest Only		12/1/2014	90,000	90,000
5 Houston Center Building mortgage note	5.42%		Interest Only		10/1/2010	90,000	90,000
Manhattan Towers Building mortgage note	5.65%		Interest Only		1/6/2017	75,000	75,000
Cranberry Woods Drive mortgage note	LIBOR + 300bp	(3)	Interest Only	(3)	12/22/2012	63,396	—
80 Park Plaza Building mortgage note	LIBOR + 130bp	(4)	Interest Only	(2)	9/21/2016	56,978	53,323
263 Shuman Boulevard Building mortgage note	5.55%		Interest Only		7/1/2017	49,000	49,000
800 North Frederick Building mortgage note	4.62%		Interest Only		11/11/2011	46,400	46,400
One West Fourth Street Building mortgage note	5.80%		Term Debt		12/10/2018	43,408	45,174
SanTan Corporate Center mortgage notes	5.83%		Interest Only		10/11/2016	39,000	39,000
Highland Landmark Building mortgage note	4.81%		Interest Only		1/10/2012	33,840	33,840
Three Glenlake Building mortgage note	LIBOR + 90bp	(5)	Interest Only	(6)	7/31/2013	25,414	25,121
One and Four Robbins Road Buildings mortgage note	5.07%		Interest Only		9/5/2010	23,000	23,000
215 Diehl Road Building mortgage note	5.55%		Interest Only		7/1/2017	21,000	21,000
1580 West Nursery Road Buildings mortgage note	7.67%		Term Debt		9/1/2010	19,786	20,604
Bank Zenit Line of Credit	11.61%		Interest Only		10/2/2014	6,633	6,828
Bank Zenit Line of Credit	14.00%		Interest Only		10/2/2014	5,951	2,382
Wachovia Line of Credit	5.25	%(7)	Interest Only		5/7/2010	—	300,000
Wachovia Term Loan	—		Interest Only		5/9/2009	—	100,000

Total indebtedness						$946,936	$1,268,522

(1)

Wells REIT II is party to an interest rate swap agreement, which effectively fixes its interest rate on the 222 E. 41st Street Building mortgage note at 6.675% per annum and terminates on August 16, 2017. This interest rate swap agreement does not qualify for hedge accounting treatment; therefore, changes in fair value are recorded as gain (loss) on interest rate swaps in the accompanying consolidated statements of operations.

(2)	Interest accrues over the term of the note; all principal and interest are payable at maturity. Interest compounds monthly.
(3)	Interest only during the first 24 months. Principal and interest are due monthly in 2012.
(4)

Wells REIT II is party to an interest rate swap agreement, which effectively fixes its interest rate on the 80 Park Plaza Building mortgage note at 6.575% per annum and terminates on September 21, 2016. This interest rate swap agreement qualifies for hedge accounting treatment; therefore, changes in fair value are recorded as other comprehensive income (loss) in the accompanying consolidated statements of equity.

(5)

Wells REIT II is party to an interest rate swap agreement, which effectively fixes its interest rate on the Three Glenlake Building mortgage note at 5.95% per annum and terminates on July 31, 2013. This interest rate swap agreement does not qualify for hedge accounting treatment; therefore, changes in fair value are recorded as gain (loss) on interest rate swaps in the accompanying consolidated statements of operations.

(6)	Interest is due monthly; however, under the terms of the loan agreement, a portion of the monthly debt service amount accrues and is added to the outstanding balance of the note over the term.
(7)

The Wachovia Line of Credit bears interest at a rate based on, at the option of Wells REIT II, LIBOR for 7- or 30-day periods, plus an applicable margin ranging from 3.00% to 3.75%, or the floating base rate.

Unsecured Lines of Credit and Term Loan

On May 7, 2009, Wells REIT II entered into an amended and restated credit agreement with a syndicate of banks led by Wachovia Bank N.A. (“Wachovia”), which amended the terms of its prior credit agreement and provided Wells OP II with a $245.0 million unsecured revolving credit agreement (the “Wachovia Line of Credit”).

Wells OP II may borrow up to 50% of the unencumbered asset value. Unencumbered asset value is calculated as the annualized net operating income of the lender-approved unencumbered properties owned for more than two consecutive fiscal quarters divided by 9.00%, plus the book value, computed in accordance with GAAP, of such properties acquired during the most recently ended two fiscal quarters, plus the GAAP book value of construction-in-process properties included in the lender-approved unencumbered properties.

The Wachovia Line of Credit matures on May 7, 2010, and bears interest at a floating rate based on, at the option of Wells OP II, the London Interbank Offered Rate (“LIBOR”) for 7- or 30-day periods, which is subject to a 2.00% floor, plus an applicable margin ranging from 3.00% to 3.75% (the “LIBOR Indexed Rate”) or at the floating base rate, plus an applicable margin ranging from 2.00% to 2.75% (the “Base Indexed Rate”). The base rate for any day is the greatest of the lenders’ prime rate, as defined, for such day, the federal funds rate for such day plus 0.50%, and the one-month adjusted eurodollar rate, which is also subject to a 2.00% floor, for such day plus 1.00%. The margin component of the LIBOR Indexed Rate and the Base Indexed Rate is based on the ratio of Wells OP II’s debt-to-total-asset value, as defined. At December 31, 2009, Wells OP II had no amounts outstanding under the Wachovia Line of Credit. The interest rate as of December 31, 2009, was 5.25% per annum.

Under the amended and restated Wachovia Line of Credit, accrued interest is payable in arrears on the first day of each calendar month. Wells OP II is required to repay all outstanding principal balances and accrued interest on May 7, 2010. Wells OP II may repay the Wachovia Line of Credit at any time without premium or penalty; however, fees are incurred at a rate of 0.35% of the unused available capacity for the entire time the credit agreement is in effect.

The amended and restated Wachovia Line of Credit contains, among others, the following restrictive covenants:

•	limits the ratio of debt to total asset value, as defined, to 50% or less at all times;

•	limits the ratio of secured debt to total asset value, as defined, to 40% or less at all times;

•	limits the ratio of unencumbered asset value, as defined, to total unsecured debt to be greater than 2:1 at all times;

•	requires maintenance of certain interest and fixed-charge coverage ratios;

•	limits the ratio of secured recourse debt to total asset value, as defined, to 10% or less at all times;

•	limits the amount of the floating rate debt, as defined, to 20% of Wells REIT II’s total asset value, as defined;

•	requires maintenance of certain minimum tangible net worth; and

•	limits investments that fall outside Wells REIT II's core investments of improved office and industrial properties located in the United States.

At December 31, 2009, Wells OP II was in compliance with the restrictive covenants on its outstanding debt obligations.

Interest Paid and Extinguishment of Debt

As of December 31, 2009 and 2008, Wells REIT II’s weighted-average interest rate on its lines of credit and notes payable was approximately 5.74% and 4.32%, respectively. Wells REIT II made interest payments, including amounts capitalized, of approximately $44.7 million, $44.4 million, and $36.3 million during the years ended December 31, 2009, 2008, and 2007, respectively, of which approximately $3.0 million, $1.9 million, and $0.1 million was capitalized during the years ended December 31, 2009, 2008, and 2007, respectively. On April 28, 2008, Wells REIT II accepted an offer from the lender to prepay the Key Center Complex mortgage notes for approximately $11.5 million. The net book value of the Key Center Complex mortgage notes was approximately $14.5 million, resulting in a gain on early extinguishment of debt of approximately $3.0 million. This gain is reported as a gain on early extinguishment of debt in the accompanying consolidated statements of operations.

Debt Maturities

The following table summarizes the aggregate maturities of Wells REIT II’s indebtedness as of December 31, 2009 (in thousands):

2010	$134,906
2011	50,139
2012	103,433
2013	31,752
2014	95,524
Thereafter	531,182

Total	$946,936

The Wachovia Line of Credit will mature on May 7, 2010. Negotiations for a replacement line of credit are currently under way with prospective lenders. Wells REIT II believes that it will be able to secure a replacement line of credit with capacity adequate to meet the scheduled purchase and debt obligations at current-market terms. However, Wells REIT II acknowledges that the U.S. credit markets remain uncertain and, as such, can make no assurances that a replacement line of credit will be executed at terms favorable or desirable to Wells REIT II. In the event that Wells REIT II’s capital needs to fund future real estate acquisition opportunities exceed the net equity proceeds available for investment, plus the maximum borrowing capacity allowed under a replacement line of credit, Wells REIT II would explore other sources of capital, including but not limited to, property-specific mortgage loans.

5.	COMMITMENTS AND CONTINGENCIES

Property Under Construction

On August 1, 2007, Wells REIT II entered into a development agreement with an unrelated third party for the purpose of constructing three interconnected office buildings comprised of approximately 824,000 rentable square feet and located in Cranberry, Pennsylvania (the “Cranberry Woods Development Project”) for approximately $195.7 million, excluding capitalized interest expense. The first phase of the project was completed in May 2009; the second and final phase of this project consists of two structures containing approximately 400,000 rentable square feet and is estimated to be completed in the second quarter of 2010. As of December 31, 2009, Wells REIT II had incurred and capitalized costs related to the final phase of the Cranberry Woods Development Project of approximately $88.7 million and estimates incurring additional costs of approximately $7.6 million to complete the project, net of reimbursements due from the tenant for construction overruns. The entire Cranberry Woods Development Project is pre-leased to Westinghouse Electric Company, LLC, at rental rates to be determined based on total construction costs.

Obligations Under Operating Leases

Wells REIT II owns three properties that are subject to ground leases with expiration dates of October 11, 2011; December 31, 2058; February 28, 2062; and July 31, 2099. As of December 31, 2009, the remaining required payments under the terms of these ground leases are as follows (in thousands):

2010	$2,468
2011	2,450
2012	2,530
2013	2,557
2014	2,557
Thereafter	216,077

Total	$228,639

Obligations Under Capital Leases

Certain properties are subject to capital leases of land and/or buildings. Each of these obligations requires payments equal to the amounts of principal and interest receivable from related investments in development authority bonds, which mature in 2012, 2013, and 2021. The required payments under the terms of the leases are as follows as of December 31, 2009 (in thousands):

2010	$41,109
2011	41,109
2012	117,729
2013	499,992
2014	7,200
Thereafter	170,400

877,539
Amounts representing interest	(213,539)

Total	$664,000

Commitments Under Existing Lease Agreements

Certain lease agreements include provisions that, at the option of the tenant, may obligate Wells REIT II to expend capital to expand an existing property or provide other expenditures for the benefit of the tenant. As of December 31, 2009, no tenants have exercised such options that had not been materially satisfied.

Litigation

From time to time, Wells REIT II is party to legal proceedings, which arise in the ordinary course of its business. Wells REIT II is not currently involved in any legal proceedings for which the outcome is reasonably likely to have a material adverse effect on the results of operations or financial condition of Wells REIT II. Wells REIT II is not aware of any such legal proceedings contemplated by governmental authorities.

6.	Stockholders’ Equity

Stock Option Plan

Wells REIT II maintains a stock option plan that provides for grants of “nonqualified” stock options to be made to selected employees of Wells Capital and Wells Management Company, Inc. (“Wells Management”) (the “Stock Option Plan”). A total of 750,000 shares have been authorized and reserved for issuance under the Stock Option Plan. As of December 31, 2009, no stock options have been granted under the plan.

Under the Stock Option Plan, the exercise price per share for the options must be the greater of (1) $11.00 or (2) the fair market value (as defined in the Stock Option Plan) on the date the option is granted. The Conflicts Committee of Wells REIT II’s board of directors, upon recommendation and consultation with Wells Capital, may grant options under the plan. The Conflicts Committee has the authority to set the term and vesting period of the stock options as long as no option has a term greater than five years from the date the stock option is granted. In the event of a corporate transaction or other recapitalization event, the Conflicts Committee will adjust the number of shares, class of shares, exercise price, or other terms of the Stock Option Plan to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Stock Option Plan or with respect to any option as necessary. No stock option may be exercised if such exercise would jeopardize Wells REIT II’s status as a REIT under the Code, and no stock option may be granted if the grant, when combined with those issuable upon exercise of outstanding options or warrants granted to Wells REIT II’s advisor, directors, officers, or any of their affiliates, would exceed 10% of Wells REIT II’s outstanding shares. No option may be sold, pledged, assigned, or transferred by an option holder in any manner other than by will or the laws of descent or distribution.

Independent Director Stock Option Plan

Wells REIT II maintains an independent director stock option plan that provides for grants of stock to be made to independent directors of Wells REIT II (the “Director Plan”). On April 24, 2008, the Conflicts Committee of the Board of Directors suspended the Independent Director Stock Option Plan. Wells REIT II does not expect to issue additional options to independent directors until its shares of common stock are listed on a national securities exchange. A total of 100,000 shares have been authorized and reserved for issuance under the Director Plan.

Under the Director Plan, options to purchase 2,500 shares of common stock at $12.00 per share were granted upon initially becoming an independent director of Wells REIT II. Of these options, 20% are exercisable immediately on the date of grant. An additional 20% of these options become exercisable on each anniversary for four years following the date of grant. Additionally, effective on the date of each annual stockholder meeting, beginning in 2004, each independent director was granted options to purchase 1,000 additional shares of common stock at the greater of (1) $12.00 per share or (2) the fair market value (as defined in the Director Plan) on the last business day preceding the date of the annual stockholder meeting. These options are 100% exercisable two years after the date of grant. All options granted under the Director Plan expire no later than the tenth anniversary of the date of grant and may expire sooner if the independent director dies, is disabled, or ceases to serve as a director. In the event of a corporate transaction or other recapitalization event, the Conflicts Committee will adjust the number of shares, class of shares, exercise price, or other terms of the Director Plan to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Director Plan or with respect to any option as necessary. No stock option may be exercised if such exercise would jeopardize Wells REIT II’s status as a REIT under the Code, and no stock option may be granted if the grant, when combined with those issuable upon exercise of outstanding options or warrants granted to Wells REIT II’s advisor, directors, officers, or any of their affiliates, would exceed 10% of Wells REIT II’s outstanding shares. No option may be sold, pledged, assigned, or transferred by an independent director in any manner other than by will or the laws of descent or distribution.

A summary of stock option activity under Wells REIT II’s Director Plan during the years ended December 31, 2009, 2008, and 2007, follows:

	Number	Exercise Price	Exercisable
Outstanding as of January 1, 2007	40,000	$12	19,000
Granted	7,500	$12
Terminated	(18,000)	$12

Outstanding as of December 31, 2007	29,500	$12	16,500
Granted	—	$12
Terminated	—	$12

Outstanding as of December 31, 2008	29,500	$12	23,000

Granted	—	$12
Terminated	—	$12

Outstanding as of December 31, 2009	29,500	$12	28,500

Wells REIT II has evaluated the fair values of options granted under the Wells REIT II Director Plan using the Black-Scholes-Merton model and concluded that such values are insignificant as of the end of the period presented. The weighted-average contractual remaining life for options that were exercisable as of December 31, 2009, was approximately five years.

Dividend Reinvestment Plan

Wells REIT II maintains a dividend reinvestment plan that allows common stockholders to elect to reinvest an amount equal to the distributions declared on their common shares in additional shares of Wells REIT II’s common stock in lieu of receiving cash distributions. Under the DRP, shares may be purchased by participating stockholders at the higher of $9.55 per share or 95% of the estimated per-share value, as estimated by Wells Capital or another firm chosen by the board of directors for that purpose. Participants in the DRP may purchase fractional shares so that 100% of the distributions will be used to acquire shares of Wells REIT II’s stock. The board of directors, by majority vote, may amend or terminate the DRP for any reason, provided that any amendment that adversely affects the rights or obligations of a participant (as determined in the sole discretion of the board of directors) will only take effect upon 10 days’ written notice to participants.

Share Redemption Program

Wells REIT II maintains a share redemption program (the “SRP”) that allows stockholders who have held their shares for more than one year to redeem those shares, subject to certain limitations. Under the SRP all “Ordinary Redemptions” (those that do not occur within two years of death or “qualifying disability,” as defined by the SRP) have been suspended until at least September 2010; however, Wells REIT II makes no assurances as to when Ordinary Redemptions will resume. As provided under the SRP, all Ordinary Redemption requests will be placed in a pool and honored on a pro rata basis once those redemptions resume.

At such time that Ordinary Redemptions resume, as required under the SRP, Ordinary Redemptions would be redeemable at the lesser of $9.10 per share, or 91% of the price at which those shares were issued. The redemption price is expected to remain fixed until 18 months after Wells REIT II completed its offering stage. “Offering” for purposes of defining Wells REIT II’s offering stage (i) may be a public offering or a private offering if the private offering is to third parties and is deemed sufficiently robust by the board of directors as to be the basis for establishing a fair market value for the shares of Wells REIT II’s common stock and (ii) does not include offerings on behalf of selling stockholders or offerings related to any dividend reinvestment plan, employee benefit plan, or the redemption of interests in Wells OP II. Thereafter, the redemption price for Ordinary Redemptions would equal 95% of the per-share value of Wells REIT II as estimated by Wells Capital or another firm chosen by the board of directors for that purpose.

Redemptions sought within two years of the death or “qualifying disability” of a stockholder do not require a one-year holding period, and the redemption price is the amount paid for the shares until 18 months after completion of the above-mentioned offering stage. At that time, the redemption price would be the higher of the amount for which the shares were issued or 100% of the estimated per-share value of Wells REIT II. Wells REIT II will honor all redemption requests that are made within two years following the death of a stockholder.

On February 18, 2010, Wells REIT II’s stockholders approved an amendment to the SRP, which imposes a limit on the amount of funds that it can pay to redeem shares in connection with the death of stockholders in a particular calendar year. Prior to the amendment, which will become effective by April 30, 2010, Wells REIT II honored all redemption requests made within two years of a stockholder’s death, while the aggregate amount that Wells REIT II paid for all other redemptions could not exceed 100% of the net proceeds from our dividend reinvestment plan during the then-current calendar year. As a result of the stockholder-approved amendment, the SRP will limit all redemptions during any calendar year, including those sought within two years of a stockholder’s death, to those that can be funded from 100% of the net proceeds from the dividend reinvestment plan during that calendar year.

On February 18, 2010, Wells REIT II’s stockholders also approved the termination of the insurance policy that would have provided funding for the redemption of shares under the SRP in the event that Wells REIT II were to receive an unusually large number of redemption requests sought within two years of a stockholder’s death. With the amendment to the SRP described above, the insurance policy no longer offers any benefit. Wells REIT II anticipates savings of approximately $675,000 per year in insurance premiums as a result of the termination of the policy.

After giving effect to the SRP amendment, if Wells REIT II cannot repurchase all shares presented for redemption in any period because of the limitations described above, Wells REIT II will honor redemption requests on a pro rata basis as follows:

•

First, if necessary, Wells REIT II will limit requests for Ordinary Redemptions (which are currently suspended) on a pro rata basis so that the amount paid for Ordinary Redemptions during the then-current calendar year would not exceed 50% of the net proceeds from sales under the dividend reinvestment plan during such calendar year. Requests precluded by this test would not be considered in the tests below.

•

Second, if necessary, Wells REIT II will limit requests for Ordinary Redemptions and those upon the qualifying disability of a stockholder on a pro rata basis so that the aggregate of such redemptions during any calendar year would not exceed 5% of the weighted-average number of shares outstanding in the prior calendar year. Requests precluded by this test would not be considered in the test below.

•

Finally, if necessary, Wells REIT II will limit all redemption requests, including those sought within two years of a stockholder’s death, on a pro rata basis so that the aggregate of such redemptions during any calendar year would not exceed 100% of the net proceeds from the dividend reinvestment plan during the calendar year.

Further, under the terms of Wells REIT II’s Corporate Governance Guidelines, until its board of directors decides to commence a liquidation of Wells REIT II, Wells REIT II may not amend the SRP in a way that materially adversely affects the rights of redeeming heirs without the approval of stockholders. Approximately 8.7 million and 12.4 million shares were redeemed under the SRP during the years ended December 31, 2009 and 2008, respectively.

7.	Operating Leases

Wells REIT II’s real estate assets are leased to tenants under operating leases for which the terms vary, including certain provisions to extend the lease agreement, options for early terminations subject to specified penalties, and other terms and conditions as negotiated. Wells REIT II retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. Amounts required as security deposits vary depending upon the terms of the respective leases and the creditworthiness of the tenant; however, such deposits generally are not significant. Therefore, exposure to credit risk exists to the extent that the receivables exceed this amount. Security deposits related to tenant leases are included in accounts payable, accrued expenses, and accrued capital expenditures in the accompanying consolidated balance sheets.

Based on 2009 annualized gross base rent, AT&T comprised approximately 12% of Wells REIT II’s portfolio as of December 31, 2009. Other than AT&T, Wells REIT II does not have any significant concentrations of credit risk from any particular tenant. Tenants in the communications and legal services industries each comprise 15% and 14%, respectively, of Wells REIT II’s 2009 annualized gross base rent. Wells REIT II’s properties are located in 23 states, the District of Columbia, and Moscow, Russia. As of December 31, 2009, approximately 16%, 11%, and 8% of Wells REIT II’s office and industrial properties are located in metropolitan Atlanta, Northern New Jersey, and Cleveland, respectively.

The future minimum rental income from Wells REIT II’s investment in real estate assets under noncancelable operating leases, excluding properties under development, as of December 31, 2009, is as follows (in thousands):

2010	$414,115
2011	390,317
2012	358,845
2013	334,109
2014	308,987
Thereafter	1,148,003

Total	$2,954,376

8.	SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES

Outlined below are significant noncash investing and financing transactions for the years ended December 31, 2009, 2008, and 2007 (in thousands):

	Years Ended December 31,
	2009	2008	2007
Investment in real estate funded with other assets	$53,663	$18,700	$18,135

Acquisition fees applied to real estate acquired (1)	$—	$12,989	$19,229

Assumption of investment in development authority bonds and obligations under capital leases	$—	$586,000	$—

Fair market value of notes payable assumed upon acquisition of properties	$—	$20,842	$—

Other liabilities assumed upon acquisition of properties	$—	$115	$1,708

Noncash interest accruing into notes payable	$13,928	$12,878	$6,204

Market value adjustment to interest rate swap that qualifies for hedge accounting treatment	$6,532	$(11,274)	$(2,321)

Accrued capital expenditures and deferred lease costs	$8,226	$14,825	$6,743

Acquisition fees due to affiliate	$195	$1,386	$1,738

Commissions on stock sales and related dealer-manager fees due to affiliate	$53	$1,134	$1,900

Other offering costs due to affiliate	$1,104	$2,215	$2,401

Distributions payable to minority interest partners	$74	$—	$—

Distributions payable	$13,096	$11,559	$9,710

Contribution from noncontrolling interest partners upon acquisition	$—	$5,346	$—

Assumption of noncontrolling interest in consolidated joint venture	$—	$800	$—

Discounts applied to issuance of common stock	$8,856	$7,618	$7,636

Increase in redeemable common stock	$144,504	$64,876	$596,464

(1)	Effective January 1, 2009, all acquisition fees and expenses have been expensed and are included in net cash provided by operating activities.

9.	RELATED-PARTY TRANSACTIONS

Advisory Agreement

Wells REIT II and Wells Capital are party to an advisory agreement (the “Advisory Agreement”) under which Wells Capital receives the following fees and reimbursements:

•	Reimbursement of organization and offering costs paid by Wells Capital on behalf of Wells REIT II, not to exceed 2.0% of gross offering proceeds;

•

Acquisition fees of 2.0% of gross offering proceeds, subject to certain limitations; Wells REIT II also reimburses Wells Capital for expenses it pays to third parties in connection with acquisitions or potential acquisitions;

•

Monthly asset management fees equal to one-twelfth of 0.625% of the cost of (i) all properties of Wells REIT II (other than those that fail to meet specified occupancy thresholds) and (ii) investments in joint ventures until the monthly payment equals $2,708,333.33 (or $32.5 million annualized). The monthly payment remains capped at that amount until the cost of (i) all properties of Wells REIT II (other than those that fail to meet specified occupancy thresholds) and (ii) investments in joint ventures is at least $6.5 billion, after which the monthly asset management fee will equal one-twelfth of 0.5% of the cost of (i) all properties of Wells REIT II (other than those that fail to meet specified occupancy thresholds) and (ii) investments in joint ventures. However, the asset management fee related to the Lindbergh Center Buildings, which were acquired July 1, 2008, was immediately 0.5%. The amount of asset management fees paid in any three-month period is limited to 0.25% of the average of the preceding three months’ net asset value calculations less Wells REIT II’s outstanding debt;

•

Reimbursement for all costs and expenses Wells Capital incurs in fulfilling its duties as the asset portfolio manager, including (i) wages and salaries and other employee-related expenses of Wells Capital’s employees, who perform a full range of real estate services for Wells REIT II, including management, administration, operations, and marketing, and are billed to Wells REIT II based on the amount of time spent on Wells REIT II by such personnel, provided that such expenses are not reimbursed if incurred in connection with services for which Wells Capital receives a disposition fee (described below) or an acquisition fee, and (ii) amounts paid for IRA custodial service costs allocated to Wells REIT II accounts;

•

For any property sold by Wells REIT II, other than part of a “bulk sale” of assets, as defined, a disposition fee equal to 1.0% of the sales price, with the limitation that the total real estate commissions (including such disposition fee) for any Wells REIT II property sold may not exceed the lesser of (i) 6.0% of the sales price of each property or (ii) the level of real estate commissions customarily charged in light of the size, type, and location of the property;

•

Incentive fee of 10% of net sales proceeds remaining after stockholders have received distributions equal to the sum of the stockholders’ invested capital plus an 8% return of invested capital, which fee is payable only if the shares of common stock of Wells REIT II are not listed on an exchange; and

•

Listing fee of 10% of the amount by which the market value of the stock plus distributions paid prior to listing exceeds the sum of 100% of the invested capital plus an 8% return on invested capital, which fee will be reduced by the amount of any incentive fees paid as described in the preceding bullet.

Either party may terminate the Advisory Agreement without cause or penalty upon providing 60 days’ prior written notice to the other. Under the terms of the Advisory Agreement, Wells REIT II is required to reimburse Wells Capital for certain organization and offering costs up to the lesser of actual expenses or 2% of gross equity proceeds raised. As of December 31, 2009, Wells REIT II has incurred and charged to additional paid-in capital cumulative other offering costs of approximately $31.7 million related to the Initial Public Offering, $28.8 million related to the Follow-On Offering, and $11.2 million related to the Third Offering, which represents approximately 1.6%, 1.1%, and 1.5% of cumulative gross proceeds raised by Wells REIT II under each offering, respectively.

Dealer-Manager Agreement

Wells REIT II is party to a Dealer-Manager Agreement with Wells Investment Securities, Inc. (“WIS”), whereby WIS, an affiliate of Wells Capital, performs the dealer-manager function for Wells REIT II. For these services, WIS earns a commission of up to 7% of the gross offering proceeds from the sale of the shares of Wells REIT II, of which substantially all is re-allowed to participating broker dealers. Wells REIT II pays no commissions on shares issued under its DRP.

Additionally, Wells REIT II is required to pay WIS a dealer-manager fee of 2.5% of the gross offering proceeds from the sale of Wells REIT II’s stock at the time the shares are sold. Under the dealer-manager agreement, up to 1.5% of the gross offering proceeds may be re-allowed by WIS to participating broker dealers. Wells REIT II pays no dealer-manager fees on shares issued under its DRP.

Property Management, Leasing, and Construction Agreement

Wells REIT II and Wells Management, an affiliate of Wells Capital, are party to a Master Property Management, Leasing, and Construction Agreement (the “Management Agreement”) under which Wells Management receives the following fees and reimbursements in consideration for supervising the management, leasing, and construction of certain Wells REIT II properties:

•	Property management fees in an amount equal to a percentage negotiated for each property managed by Wells Management of the gross monthly income collected for that property for the preceding month;

•

Leasing commissions for new, renewal, or expansion leases entered into with respect to any property for which Wells Management serves as leasing agent equal to a percentage as negotiated for that property of the total base rental and operating expenses to be paid to Wells REIT II during the applicable term of the lease, provided, however, that no commission shall be payable as to any portion of such term beyond ten years;

•	Initial lease-up fees for newly constructed properties under the agreement, generally equal to one month’s rent;

•	Fees equal to a specified percentage of up to 5% of all construction build-out funded by Wells REIT II, given as a leasing concession, and overseen by Wells Management; and

•	Other fees as negotiated with the addition of each specific property covered under the agreement.

Related-Party Costs

Pursuant to the terms of the agreements described above, Wells REIT II incurred the following related-party costs for the years ended December 31, 2009, 2008, and 2007 (in thousands):

	Years Ended December 31,
	2009	2008	2007
Commissions, net of discounts(1)(2)	$34,102	$46,501	$57,469
Asset management fees	29,806	31,039	25,932
Acquisition fees(3)	13,154	16,432	19,298
Administrative reimbursements, net(4)	12,369	11,081	7,753
Dealer-manager fees, net of discounts(1)	12,247	17,261	21,272
Other offering costs(1)	9,016	9,927	9,740
Property management fees	3,776	3,586	2,146
Construction fees	340	359	52

Total	$114,810	$136,186	$143,662

(1)	Commissions, dealer-manager fees, and other offering costs are charged against stockholders’ equity as incurred.
(2)	Substantially all commissions were re-allowed to participating broker/dealers during 2009, 2008, and 2007.
(3)

Effective January 1, 2009, pursuant to the accounting standard for business combinations, Wells REIT II began to expense costs incurred in connection with real estate acquisitions, including acquisition fees payable to our advisor, Wells Capital, as incurred. Prior to this date, acquisition fees were capitalized to prepaid expenses and other assets as incurred and allocated to properties upon using investor proceeds to fund acquisitions or to repay debt used to finance property acquisitions. In connection with adopting this accounting standard, for the year ended December 31, 2009, Wells REIT II wrote off approximately $3.5 million of unapplied acquisition fees related to prior periods and incurred additional acquisition fees of approximately $13.2 million related to current-period activity.

(4)

Administrative reimbursements are presented net of reimbursements from tenants of approximately $2.8 million, $2.5 million, and $1.1 million for the years ended December 31, 2009, 2008, and 2007, respectively.

(5)	Construction fees are capitalized to real estate assets as incurred.

Wells REIT II incurred no related-party disposition fees, incentive fees, listing fees, or leasing commissions during the years ended December 31, 2009, 2008, and 2007.

Due to Affiliates

The detail of amounts due to affiliates is provided below as of December 31, 2009 and 2008 (in thousands):

	December 31,
	2009	2008
Asset and property management fees due to Wells Capital and/or Wells Management	$2,751	$2,729
Administrative reimbursements due to Wells Capital and/or Wells Management	1,893	2,206
Other offering cost reimbursements due to Wells Capital	1,104	2,215
Acquisition fees due to Wells Capital	195	1,386
Commissions and dealer-manager fees due to WIS	53	1,134

Total	$5,996	$9,670

Economic Dependency

Wells REIT II has engaged Wells Capital and its affiliates, Wells Management and WIS, to provide certain services that are essential to Wells REIT II, including asset management services, supervision of the property management and leasing of some properties owned by Wells REIT II, asset acquisition and disposition services, the sale of shares of Wells REIT II’s common stock, as well as other administrative responsibilities for Wells REIT II, including accounting services, stockholder communications, and investor relations. As a result of these relationships, Wells REIT II is dependent upon Wells Capital, Wells Management, and WIS.

Wells Capital, Wells Management, and WIS are owned and controlled by Wells Real Estate Funds, Inc. (“WREF”). The operations of Wells Capital, Wells Management, and WIS represent substantially all of the business of WREF. Accordingly, Wells REIT II focuses on the financial condition of WREF when assessing the financial condition of Wells Capital, Wells Management, and WIS. In the event that WREF were to become unable to meet its obligations as they become due, Wells REIT II might be required to find alternative service providers.

Future net income generated by WREF will be largely dependent upon the amount of fees earned by Wells Capital and Wells Management based on, among other things, the level of investor proceeds raised and the volume of future acquisitions and dispositions of assets by Wells REIT II and other WREF-sponsored programs, as well as distribution income earned from equity interests in another REIT. As of December 31, 2009, Wells REIT II believes that WREF is generating adequate cash flow from operations and has adequate liquidity available in the form of cash on hand and other investments necessary to meet its current and future obligations as they become due.

10.	INCOME TAXES

Wells REIT II’s income tax basis net income for the years ended December 31, 2009, 2008, and 2007 (in thousands) follows:

	2009	2008	2007
GAAP basis financial statement net income (loss)	$40,594	$(22,678)	$(4,668)
Increase (decrease) in net income (loss) resulting from:
Depreciation and amortization expense for financial reporting purposes in excess of amounts for income tax purposes	95,471	93,785	94,109
Rental income accrued for income tax purposes more (less) than amounts for financial reporting purposes	(14,252)	427	(7,780)
Net amortization of above/below-market lease intangibles for financial reporting purposes in excess of amounts for income tax purposes	3,333	2,666	8,344
Loss (gain) on interest rate swaps that do not qualify for hedge accounting treatment for financial reporting purposes in excess of amounts for income tax purposes	(22,961)	39,494	12,173
Bad debt expense for financial reporting purposes in excess of (less than) amounts for income tax purposes	2,871	(951)	1,656
Other expenses for financial reporting purposes in excess of amounts for income tax purposes	30,342	13,138	9,554

Income tax basis net income, prior to dividends-paid deduction	$135,398	$125,881	$113,388

As of December 31, 2009, the tax basis carrying value of Wells REIT II’s total assets was approximately $5.6 billion. For income tax purposes, distributions to common stockholders are characterized as ordinary income, capital gains, or as a return of a stockholder’s invested capital. Wells REIT II’s distributions per common share are summarized as follows:

	2009	2008	2007
Ordinary income	47%	52%	58%
Capital gains	—	—	—
Return of capital	53%	48%	42%

Total	100%	100%	100%

Upon adopting a provision under ASC Topic 740 Income Taxes effective January 1, 2007, Wells REIT II wrote off deferred tax assets classified as prepaid expenses and other assets of approximately $388,000 and recorded a liability for unrecognized tax benefits of approximately $22,000 as reductions to the January 1, 2007 balance of stockholders’ equity. As of December 31, 2009, returns for the calendar years 2004 through 2008 remain subject to examination by U.S. or various state tax jurisdictions.

The income tax (expense) benefit reported in the accompanying consolidated statements of operations relates to the operations of Wells TRS. The portion of income tax (expense) benefit attributable to the operations of Wells TRS consists of the following (in thousands):

	Years Ended December 31,
	2009	2008	2007
Federal	$76	$(163)	$(356)
State	5	(25)	(69)
Other	—	1	(35)

Total	$81	$(187)	$(460)

Income taxes for financial reporting purposes differ from the amount computed by applying the statutory federal rate primarily due to the effect of state income taxes (net of federal benefit). A reconciliation of the federal statutory income tax rate to Wells TRS’s effective tax rate for the years ended December 31, 2009, 2008, and 2007 is as follows:

	Years Ended December 31,
	2009	2008	2007
Federal statutory income tax rate	34.00%	34.00%	34.00%
State income taxes, net of federal benefit	1.33%	3.34%	6.58%
Other	—	(0.21)%	3.37%

Effective tax rate	35.33%	37.13%	43.95%

As of December 31, 2009 and 2008, Wells REIT II had no deferred tax liabilities. As of December 31, 2008, Wells REIT II did not have a deferred tax asset. As of December 31, 2009, Wells REIT II had a deferred tax asset of $81,000 included in prepaid expenses and other assets in the accompanying consolidated balance sheets. The portion of the deferred income tax asset attributable to the operations of Wells TRS consists of the following (in thousands):

	Years Ended December 31,
	2009	2008	2007
Federal	$76	$—	$—
State	5	—	—

Total	$81	$—	$—

11.	Quarterly Results (unaudited)

Presented below is a summary of the unaudited quarterly financial information for the years ended December 31, 2009 and 2008 (in thousands, except per-share data):

	2009
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$137,337	$139,653	$138,266	$154,522
Net income (loss) attributable to common stockholders of Wells Real Estate Investment Trust II, Inc.	$6,855	$16,782	$(9,650)	$26,607
Basic and diluted net income (loss) attributable to common stockholders of Wells Real Estate Investment Trust II, Inc. per share	$0.02	$0.04	$(0.02)	$0.05
Distributions per share	$0.15	$0.15	$0.15	$0.15

	2008
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$122,172	$127,901	$141,248	$144,067
Net income (loss) attributable to common stockholders of Wells Real Estate Investment Trust II, Inc.	$(6,353)	$16,837	$4,150	$(37,312)
Basic and diluted net income (loss) attributable to common stockholders of Wells Real Estate Investment Trust II, Inc. per share	$(0.02)	$0.04	$0.01	$(0.09)
Distributions per share	$0.15	$0.15	$0.15	$0.15

12.	SUBSEQUENT EVENTS

Wells REIT II has evaluated subsequent events in conjunction with the preparation of consolidated financial statements and notes thereto included in this supplement. In addition to the items disclosed in the preceding footnotes, Wells REIT II had the following subsequent events to report:

Sale of Shares of Common Stock

From January 1, 2010 through February 28, 2010, Wells REIT II raised approximately $68.5 million through the issuance of approximately 6.8 million shares of common stock under the Third Offering. As of February 28, 2010, approximately 235.6 million shares remained available for sale to the public under the Third Offering, exclusive of shares available under the DRP.

Declaration of Distributions

On March 1, 2010, the board of directors of Wells REIT II declared distributions for the second quarter of 2010 in an amount equal to an annualized distribution of $0.60 per share to be paid in June 2010. Such quarterly distributions are payable to the stockholders of record at the close of business on each day during the period from March 16, 2010 through June 15, 2010.

Property Under Contract

On February 12, 2010, Wells REIT II entered into an agreement to purchase two three-story office buildings containing approximately 490,000 rentable square feet located in Littleton, Massachusetts for approximately $88.5 million, exclusive of closing costs, plus an obligation to fund tenant improvements of $5.5 million. In connection with the execution of the agreement, Wells REIT II paid a deposit of $1.0 million to an escrow agent, which will be applied to the purchase price at closing.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Real Estate Investment Trust II, Inc. consists of this sticker, the prospectus dated April 30, 2009, supplement no. 1 dated May 20, 2009, supplement no. 2 dated August 20, 2009, supplement no. 3 dated November 16, 2009, supplement no. 4 dated February 18, 2010 and supplement no. 5 dated March 25, 2010.

Supplement no. 1 includes:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	entering into an amended and restated Wachovia Line of Credit;

•	entering into a new Bank of America Facility;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the three months ended March 31, 2009, filed on May 13, 2009; and

•	our unaudited financial statements as of and for the three months ended March 31, 2009 as filed in our Quarterly Report on Form 10-Q, filed on May 13, 2009.

Supplement no. 2 includes:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	an additional risk related to an investment in us;

•	amendments to our share redemption program;

•	updated information regarding the estimated per share value of our shares in connection with our dividend reinvestment plan;

•	information regarding the renewal and amendment of our advisory agreement;

•	a change to our registrar and transfer agent;

•	additional liquidity information regarding prior programs sponsored by our sponsor;

•	the acquisition of a nine-story office tower containing approximately 145,000 aggregate rentable square feet located in Moscow, Russia;

•	the completion of the first phase of a five-story office building containing approximately 424,000 rentable square feet located in Cranberry, Pennsylvania;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the three and six months ended June 30, 2009, filed on August 13, 2009; and

•	our unaudited financial statements as of and for the three and six months ended June 30, 2009 as filed in our Quarterly Report on Form 10-Q, filed on August 13, 2009.

Supplement no. 3 includes:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	an update regarding a risk related to an investment in us;

•	additional liquidity information regarding prior programs sponsored by our sponsor;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2009, filed on November 12, 2009; and

•	our unaudited financial statements as of and for the three and nine months ended September 30, 2009 as filed in our Quarterly Report on Form 10-Q, filed on November 12, 2009.

Supplement no. 4 includes:

•	an amendment to our share redemption program; and;

•	the termination of insurance-backed funding for our share redemption program

Supplement no. 5 includes:

•	the status of our public offerings;

•	an update regarding a risk related to an investment in us;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 25, 2010; and

•	our audited financial statements as of and for the year ended December 31, 2009 as filed in our Annual Report on Form 10-K, filed on March 25, 2010.